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Changing World of Media

ANNUAL REPORT **2007**

When affluent and influential readers desire the most reliable English information on Greater China – be it in a print or digital form – we aim to ensure that the first source they turn to is the *South China Morning Post.* With over a century as the English language voice of Hong Kong, the SCMP Group remains committed to distributing the world's highest quality, most authoritative and comprehensive content on Greater China.

Table of Contents


scmp.com
Big sell-off
45 and fabulous
South China Morning Post
Curtain rises on new leadership

Cover Legend


Announcements
Results
Financials
Calendar
Mobile
Photos
Internet
Audio
Video
Newspaper
Magazines
Circulation

Financial Highlights

(HK$ millions, unless stated otherwise)

	2007	2006
Revenue	1,251.5	1,213.2
Total operating expenses	853.8	835.6
Operating profit from principal activities	397.7	377.6
Profit attributable to shareholders	548.1	338.6
Earnings per share (HK cents)	35.1	21.7
Dividend per share (HK cents)	18.0	19.0
Dividend payout ratio	51%	88%
No. of shares outstanding	1,560,945,596	1,560,945,596
Property, plant & equipment	534.2	567.0
Investment properties	1,040.1	773.8
Available-for-sale financial assets	292.7	208.5
Cash and bank balances	257.7	255.3
Bank loans and overdraft	19.2	31.9
Net current assets	307.8	313.8
Net assets	2,171.6	1,882.8
Return on invested capital	16%	17%
Gearing	–	–

Corporate Profile

SCMP Group Limited (SEHK: 00583) is the holding company of South China Morning Post Publishers Limited and other subsidiaries engaged primarily in newspaper and magazine publishing. *South China Morning Post*, the flagship publication, is the leading English language newspaper in Hong Kong with a circulation of over 100,000 affluent and influential readers. SCMP Group also publishes Chinese language editions of *Cosmopolitan, Harper's Bazaar, CosmoGirl!, Automobile* and *Maxim.*

Corporate Calendar

Q1



Circus slaves
Misery under the big top
Behind the News
Easy glider
Does the Lexus hybrid have green cred?
Ripe times
The market for professionals is booming
Classified Post

South China Morning Post

Loans curb, savings tax cut; markets soar

China moves on interest rates

Nine-year high for Hong Kong's blue skies

SCMP unveils a cleaner, clearer design to make the newspaper more engaging and enjoyable

SCMP and the Hong Kong Institute of Human Resource Management hold a conference on **The Art of Gathering Talent – A Roadmap to Success**

SCMP and Standard & Poor's present the **Fund Manager Awards 2007** in recognition of the best performing funds and their managers

Classified Post and *Jiu Jik* gather over 1,500 registrants and host the largest stand at the **Education and Careers Expo**

SCMP sponsors **the Hong Kong Arts Festival, Hong Kong International Literary Festival** and **Rugby Sevens World Cup**

SCMP sponsors the best media planner category at the **HK4As Media Awards**

Classified Post organizes a readers' seminar on **The Money Business**

SCMP-Hearst titles – *Cosmopolitan, Harper's Bazaar and CosmoGirl!* – launch a high impact subscription campaign for Citibank cardholders and achieve a record response

Q2

Classifiedpost.com is revamped with a user-friendly interface and advanced functions for job seekers and advertisers

SCMP.com redesign provides richer content with interactivity through multimedia, personalization, mobile WAP access and other features

SCMP launches **SCMP Investor Relations** with targeted e-mailing and a search engine marketing campaign to institutional and retail investors

CosmoGirl! holds an award presentation for winners of the first **Project CG! Competition** at Festival Walk

Cosmopolitan participates in the **8th Beauty & Fitness Expo and HK Make-up Fiesta 2007**

SCMP and Hewitt Associates organize the **Best Employers Conference**



BEST EMPLOYERS Conference 2007
Facing the Talent Challenge
- Learning from THE BEST in Greater China

Q3


Financial Services
Career Fair 07

SCMP.com launches its first ever viral video marketing campaign

SCMP stages the **China Business Policy Reforms** seminar in partnership with Hong Kong University's Faculty of Business and Economics

Classified Post organizes the **Taking the Lead** readers' seminar

Classified Post is the media partner of the **2007 Hong Kong Management Game** for leading executives and students

Jiu Jik is the exclusive media partner for the **Hong Kong Federation of Youth Groups Career Expo** and the **4th Hong Kong International Education and Job Expo**

To celebrate the HKSAR's 10th Anniversary, *Classified Post* and *Jiu Jik* sponsor the HKMA **Special Scholarship Program**

SCMP sponsors the well-attended **Corporate Governance Conference** organized by the Hong Kong Baptist University

Jiu Jik organizes a readers' seminar for HKAL and HKCEE graduates with renowned speakers

Cosmopolitan achieves record subscription sales at the **Hong Kong Book Fair**

Q4

SCMP is the media partner of **Up Close with Stephen Covey** workshop

SCMP and the American Chamber of Commerce organize the fourth **Women of Influence Awards**

SCMP and the Institute of Financial Planners of Hong Kong organize the third **SCMP/IFPHK Financial Planner Awards** ceremony

SCMP and DHL team up for the **18th Hong Kong Business Awards**

Promoted by *SCMP* and the HKIHRM, **IHRM People Management Awards** recognize outstanding initiatives and strategies

SCMP and the HKMA present the **Best Annual Report Awards** to companies that publish timely, accurate, informative and well designed reports

SCMP sponsors its first China IR event in Shanghai, the **HKICS Corporate Governance Symposium**



Operation Santa Claus raises over HK$14 million for 18 charities – the second highest total in its 20-year history

SCMP Books publishes two Kevin Sinclair books – **Tell Me A Story** and **Living Villages**

Cosmopolitan organizes the **7th Annual Best of the Best Beauty Awards**



Chairman's Statement

I am pleased to report that 2007 was another successful year for the SCMP Group with operating profit from principal activities of HK$397.7 million, a modest increase of about 5% over the previous year. This result was achieved on the back of the buoyant advertising environment throughout the year for both Display and Classified advertisements and despite the significant reduction in corporate notice advertisements in the second half of the year.

Notwithstanding several changes in senior management positions during the year, the Editorial Division continued to receive strong endorsement and recognition from the industry through the numerous awards won by our journalists, photographers and editors.

Circulation figures showed a slight increase over the previous year with subscription copies and copies sold in Macau showing healthy gains. Display and Recruitment advertising, the main contributors to the Group's revenue grew by 10% and 7%, respectively.

The Group continued to build brand awareness by sponsoring 14 major events and several *SCMP* branded awards during the year. In 2007 Operation Santa Claus was successful in raising over $14 million for 18 charities.

The Magazine Division continued to do well with strong earnings growth of 30% over the previous year, mainly from its Hong Kong titles *Cosmopolitan* and *Harper's Bazaar.*

The *South China Morning Post* has witnessed its fair share of watershed changes in over a century of publishing. The evolution of newspapers from print to print plus digital, the advancement of communications from wired to wireless and the rise of the internet have all significantly impacted the publishing industry. Technological advancement across all areas has created a new dynamic in recent times. There are some who perceive the current developments as a threat to the well being of traditional publishing business whilst others consider these developments an opportunity to embrace change and use technology to enhance their businesses.

Over the past year, the Group completed the redesign of its website *SCMP.com* to provide richer content, improved interactivity and new multimedia features. *SCMP* will continue to invest in opportunities which can leverage its brand value across multiple platforms whilst keeping its focus solidly on its core publishing business.

I would like to welcome two new Directors, Mr. K.M. Wong and Dr. David Pang, who recently joined the Board, and wish to thank my fellow Board members for all their support and counsel throughout the year. I also thank and congratulate the management and staff for their contributions and excellent achievements.

Kuok Khoon Ean
Executive Chairman


Classified & Display

Management Report

The SCMP Group is pleased to report a record year with net profit of $548.1 million and recurring operating profit of $397.7 million. Group businesses benefited from strong economic growth in Hong Kong, the mainland and Macau. However, this was not the only factor that led to solid performance. A single-minded focus on strengthening the core publishing business and managing costs over the last few years has enabled the Group to take full advantage of the buoyant economy to deliver this year's results.

Financial Review

Group revenue rose 3% to $1.25 billion, compared with $1.21 billion in 2006. Net profit attributable to shareholders reached $548.1 million, 62% higher than $338.6 million in 2006. A revaluation gain on investment properties net of deferred tax of $221.3 million was recognized in 2007, compared with $30.1 million in 2006. A substantial portion of this gain was attributable to the properties in Clearwater Bay and Bank of America Tower. Recurring operating profit reached $397.7 million, a 5% increase over 2006.

Newspaper publishing revenues improved 3% and accounted for 84% of Group revenue. Recurring operating profit rose 4% to $357.3 million. Boosted by strong consumer spending, a rising stock market and business expansion across most industries, display advertising revenue rose 10% while recruitment advertising revenue expanded 7%. Online advertising revenue increased 79%, although from a fairly low base. Despite a growth of 31% in the first half, notices advertising revenue fell 13% over the full year following the abolition of mandatory newspaper announcements in the second half. EBITDA and operating margins stood at 39% and 34% respectively, around the same level as 2006.

Operating profit at the magazine publishing division increased 30% on revenue growth of 6%. *Cosmopolitan* and *Harper's Bazaar* continue to lead the market despite intense competition for advertising dollars and circulation sales. Video film business operating results improved following a restructuring and suspension of operations in Guangzhou.

Operating costs before depreciation and amortization rose 3%. Staff costs increased 4% while newsprint cost rose 1% from US$613 per metric ton in 2006 to US$616 per metric ton in 2007. Rent and utilities were 20% higher, reflecting the full year impact of the renewal

Net Profit
(in HK$ millions)



$166
$109
$2
$317
$246
$339
$548
2001
2002
2003
2004
2005
2006
2007

Recurring Operating Profit
(in HK$ millions)



$324
$186
$181
$264
$287
$378
$398
2001
2002
2003
2004
2005
2006
2007

Revenue


Others
5%
Magazine
publishing
11%
Newspaper
publishing
84%

EBITDA Margin


37%
36%
40%
39%
2006
2007
2006
2007
Group
Newspaper

Recurring Operating Profit Margin


31%
32%
34%
34%
2006
2007
2006
2007
Group
Newspaper

of the office lease in November 2006. Depreciation and amortization reached $57.4 million, down 13% due to a lower depreciation charge for the video film business, as some of the fixed assets were fully depreciated in 2006.

Operational Review

This year's record results, along with a track record of consistent growth in recurring operating profit since 2003 (the post-SARS period), has been achieved amidst numerous challenges. Threats to circulation and readership, competition from new media and non-traditional advertising platforms, rising costs, changing business models and free newspapers were among the many challenges faced by the Group in recent years.

SCMP has responded to these challenges in three primary ways: continuous improvement in editorial coverage to provide unique content and to reinforce the *SCMP* as the newspaper of choice for readers and advertisers; building a management team that works together to create growth opportunities; and selectively and wisely leveraging the *South China Morning Post* brand.

On the editorial front, a redesign of *SCMP* was unveiled in March 2007. The redesign gave the newspaper a cleaner look and feel as well as unified the typography and format of the various sections. The redesign showcased how *SCMP* print and online content complement each other. The editorial team stepped up efforts to increase the breadth and depth of China coverage as the world focused on the mainland in anticipation of the Olympics.

SCMP achieved above industry average revenue growth in key advertising segments. Watches and jewelry, banking and finance, and property categories, as well as recruitment advertising, were all beneficiaries of economic growth. A strong presence in these categories and a leadership position in recruitment ensured that as the businesses of the client base expanded, so did advertising revenues. Special supplements and creative ad executions were major growth drivers. Nowhere was the teamwork among editorial, advertising, circulation and marketing teams more evident than in these areas. The biggest challenge was the loss of corporate announcements in second half 2007. The Group has yet to see the full impact of this change in 2008.

There were concerns in the fourth quarter about the impact on *SCMP* circulation of the *Standard* becoming a free newspaper. To date, there has been little impact. On the contrary, some channels have seen growth in circulation. Unlike most Chinese newspapers, which have a bigger readership and tend to target a mass market, the English newspaper market is more focused and niche.

SCMP advertisers value the quality of readership as well as the image and brand association that is offered.

The Group continued to make modest investments in the digital business, preferring to refine its approach and evolve the organization's structure for future developments rather than making aggressive and ambitious moves. The revamp of the websites and integration of sales teams to cross-sell print and online products are starting to pay off with online advertising recording significant growth, albeit from a modest base. The upcoming Beijing Olympics will create another opportunity for *SCMP* to achieve several milestones in the development of its digital business.

Bottom line performance benefited from a downward trend in newsprint prices and additional supply from the mainland market at competitive prices. These factors led to only a slight increase in newsprint cost year-on-year.

An ongoing critical review of other businesses led to a decision to buy out the minority shareholders in the video film business, paving the way for suspension of the Guangzhou operations. This move improved the operating performance of the business. Meanwhile, provisions for obsolete stock were made in the book publishing business following poor results.

Outlook
The coming year presents challenges and opportunities. Although recruitment activity has shown no signs of slowing and display advertising remains strong in early 2008, the sub-prime crisis, concerns about the impact of a possible US economic recession on the world economy and volatility in the financial markets all give rise to a cautiously optimistic outlook for this year.

A Final Word
After eight years with the Group, I will step down from my roles to pursue personal interests. I would like to sincerely thank all the staff and management team, as well as the directors and shareholders, for making my stay with the Group so rewarding. It is my sincere hope that I have left a positive mark on the Group during my tenure.

Nancy Valiente

Chief Financial Officer
SCMP Group Limited

Managing Director
South China Morning Post Publishers Limited

Operating Expenses


A&P 4%
Rental & utilities 5%
Other production costs 11%
Staff costs 49%
Other opex 20%
Newsprint 11%

* *excluding depreciation and amortization*

South China Morning Post Circulation


104,415
102,102
106,054
103,516
1H
2H
1H
2H
2006
2007

* *Audited by HK Audit Bureau of Circulation*

Sunday Morning Post Circulation


80,498
80,124
80,865
81,935
1H
2H
1H
2H
2006
2007

* *Audited by HK Audit Bureau of Circulation*


South China Morning Post
Dirty business
Special series B5
Eat our greens
How local produce can be better for you
Life C6
Going Out
Government station may be mouthpiece, critics fear
Panel under fire over RTHK's future
www

Changing World of Media

The theme of this year's Annual Report is the Changing World of Media. In order to provide shareholders with a better understanding of the challenges faced by the SCMP Group in the current market environment, three leading media analysts – Anne Ling, Isabella Kwok and James Mitchell – discussed a range of topics related to changes faced by media companies in Hong Kong and around the world.



Candid conversations with the analysts touched on a number of sensitive issues. One such issue revolved around the role of a traditional media company in the emerging new media world. Another topic focused on the progression of traditional media in the adoption of new business and revenue models. Yet another subject considered the impact of evolving reading habits on traditional media revenues. Finally, the analysts looked at the underlying value of content versus that of new media technology.

Interesting conclusions were drawn from these discussions. One such finding was that the time frame in which traditional media has to react to the new media challenge is longer than most investors initially expected. All agree that it could take five to ten years before new media takes a significant proportion of advertising market share. The most astounding perspective to emerge is that the vast majority of media companies are unclear as to how to devise an optimal revenue model at a time when the business dynamic is in flux.

The end result of this analysis shows that the SCMP Group is proceeding in the right direction and at the right speed. The gradual but strategic introduction of applications and products is an ongoing initiative that is positioning *SCMP* to meet the new media challenge in due course. Throughout this period of digital development, *SCMP* has relentlessly pursued the delivery of top quality Greater China content, even at a time when the market value of content is less than appreciated by the global investment community.

The combination of these two elements, content generation and the development of technology to deliver content, in addition to the drive of a market leading *SCMP* team with an exclusive Greater China focus, is the foundation for success from the perspective of management.

The following is an edited version of the dialogue with the investment analysts on the changing world of media.

Anne Ling, Deutsche Bank

Previously, traditional newspapers were authorities on content and that strength was complemented by distribution prowess. These days this relationship is broken by the challenge of new media and the desire of readers to gather information within a shorter time frame. While the circulation of traditional newspapers remains stable, they are faced with an aging readership and youngsters heading to websites.

Paid distribution is under the gun, especially with the rise of free newspapers, but content is still very much the strong point of traditional media. As distribution value diminishes the focus turns to the value of content. This holds true whether the medium is broadcast or print. The issue is whether content can generate enough value to make up for the value being lost by diminishing returns from distribution channels.

In the current media environment, content is relatively inexpensive to acquire as advertising tends to underwrite the cost of production. We are not yet sure what the impact of free newspapers will be on the English market in Hong Kong, but it is interesting to note that cutbacks in content have not yet materialized. That is good for new media, which enjoys the best of both worlds: a free content ride and a better valuation.

Yet, if the advertising market share shrinks for traditional newspapers, as it is expected to do over time given the trend to digital media, the cost of content will increase. This may push traditional media to change the way they deal with content. And, if newspapers are not there to take care of the first round of news releases the content distributed by new media will cost more, thus putting pressure on earnings.

Content Value

Traditional content providers like newspapers want to see the value of content they produce increase significantly. That has pushed some traditional media companies to focus on the role of content provider, rather than on owning distribution channels. If they choose that route, then multimedia and digitization is the way to go. However, this is a major step given the investment cost versus the potential increase in ad market share.

In recent years, certain investment banks have worked with traditional media to split content from distribution to create added value and benefit from the trend towards convergence. By separating content from distribution and offering this content to multimedia distributors, banks felt it was possible for companies to receive a higher valuation. That has not proven to be the case.

From the perspective of investors, it is all about the growth profile, not market share or earnings. Take a look at the case of outdoor media and the competition between elevator TV and traditional outdoor media. All of sudden high-growth elevator TV comes into the picture at a high PE multiple while traditional outdoor media witnesses a lower growth rate and experiences a lower PE ratio. This is not a question of discrimination on the part of investors. The equity market will not penalize traditional media as long as there is growth and if new media growth drops so does the PE.

On the other hand, traditional media companies must understand that the content world is changing rapidly. Lots of people are currently involved in the creation of entertainment and news on the internet. Newspapers dominate social and political news, but some stories are handled by the internet as people become intertwined in content creation through downloads and blogs.

Content is king but the way content is supplied is a strategic issue. New media wants to push consumers to create content in their medium. Traditional media has a niche on the content side but they have to attract new blood and embrace the entire content portfolio. One constraint when you talk about content is that people want to visualize news, and print media does not have that advantage. Having said that, many readers want news in detail and that is something the visual medium does not tend to provide.

Advertising Question

It is interesting to note that we once thought internet advertising would take off fast, but the move is gradual. It may take up to ten years for new media advertising market share to fully emerge. In the run-up traditional media will still take a decent portion of ad dollars and management can use this period to beef up digital areas. Entrenched media companies have the time, cash and ad-pull strength to come up

No one predicts the disappearance of traditional media. The question is which companies will take a bigger advertising market share long-term.


scmp.com
Style

with a different kind of organization and embrace different skill sets to maintain advertising dollar market share long-term.

No one predicts the disappearance of traditional media. The question is which companies will take a bigger advertising market share long-term. At this stage there is a struggle amongst advertisers as to what is the right balance between traditional and new media. The changing dynamic of Hong Kong media does not encompass an increase in ad dollars for traditional media, even in a strong economic year. Though the bulk of the money goes to traditional media, in terms of the growth scenario new media is the beneficiary, in particular outdoor and event driven advertising, especially in markets like China.

Reading Habits

The media industry is going through a generation shift at the moment, one that will take time to play out. Efforts to deal with the changing reading habits of consumers are more evident when one looks at the popular Chinese newspapers in Hong Kong. Certain newspapers have taken a totally different approach in this regard. They aim to purely attract younger readers, not take existing readers from older demographic newspapers. This is a major shift for the newspaper industry.

Long-term changes in reading habits, combined with limited advertising budget allocation for new media, means that it is not the best strategy for traditional media companies to change operations in one go. After all, media companies must still take care of their existing readers, many of whom have the spending power to attract advertisers.

Conclusion

In the future Asian media companies will need to go multimedia if they are to thrive. In addition, we see the larger players becoming conglomerates. We are not seeing the move to conglomeration in Hong Kong yet, but in Western markets leading players combine everything from set top boxes to film studios and newspapers under one enterprise. One Hong Kong telco is aiming in this direction, but they cannot yet come up with the currency to acquire anything meaningful and cross media ownership restriction hinders the process.

It is essential that Hong Kong removes cross ownership limitations. Right now, China is leading Hong Kong in terms of digital development. New regulations allow TV and cable operators to enter into telecom services, and vice versa. This convergence is hard to achieve in Hong Kong due to regulation, but China has a different way of looking at things.

At the end of the day, everyone is still trying to find the right revenue model. Even in the US media companies do not have the answer as to how best to proceed. One thing is sure, traditional media will have to change its mindset, but this has not yet happened in Hong Kong.

Biography

Anne Ling joined Deutsche Bank in 2004 as Regional Sector Head of Consumer and Media Research and has over 10 years of experience as an analyst. Prior to joining Deutsche Bank, Ling worked as an analyst for HSBC, Crosby Securities and Dharmala Securities. Ling has a degree in Arts & Social Sciences, majoring in linguistics and English literature at Hong Kong's Baptist University.

Ling has won a number of awards for her work. Ling was voted the top analyst in the Regional Consumer sector by *Asiamoney* in 2005 to 2007 and voted as the top Hong Kong Retail analyst overall in the same polls. Ling took the runner-up positions in the *Institutional Investor* 2004 to 2006 polls and runner-up for the regional media sector in 2005 and 2006.

Deutsche Bank is a leading global investment and commercial bank with a strong private client franchise.

Isabella Kwok, BNP Paribas

New forms of media, like outdoor and the internet, are growing faster than traditional ones, like newspapers and TV. But what does that mean in the scheme of things? The advertising market share for new media is only a few percent of the total pie. It is a major challenge for existing operators to monetize new media opportunities despite the accelerating momentum for traditional media to use new forms of content delivery.

Over the next three to five years, new media will certainly win market share. Perhaps the segment will double current market share, but in total magnitude this will not be very significant. Traditional media will dominate the arena with more than 80% of advertising market share. Traditional media will have the upper hand and the time to adjust to the new media threat. In fact, we would suggest caution in moving towards a new media model. If traditional media transform too fast they risk losing core revenue streams.

Whether you believe newspapers need to transform into new media rapidly or not, one point is clear: they will fight for the same advertising pool, which grows at 5% to 8% per annum in good times. Traditional media companies will continue on the old course as long as they possibly can. It is inevitable that these players take on a new form, and the faster they do so the more market share they can capture. It all boils down to competing for the same ad dollars.

Investor Concerns

The Hong Kong newspaper industry will follow western trends that see more revenue coming from electronic versions. China subscriptions and online advertising will be important to the mix, but all that is longer-term. If I am an investor why should I invest now if this is a five to ten year story? This is the reason why investors do not favor traditional media, despite the fact that Hong Kong players are cheap and attractive. In terms of yield media companies offer investors around 5% on average, but investors are not eager to take the plunge due to a relatively risky earnings profile.

Stable growth is not enough. The newspaper industry is vulnerable and the sector is likely to be the first to suffer in an economic downturn. The one thing that would push a re-rating is the opening of the China market, which I do not think will happen soon as this is the most sensitive industry sector. Managing the pace of expansion and media content present a certain level of risk to the operators when it comes to the China media industry. We find that the China market is easier said than done.

When considering expansion some media companies have chosen to play the Southeast Asian card while they await the opening of China. But the market is not sexy enough. Macau could be interesting as the job market is hot, but the population is small and when we talk about newspapers we talk about domestic consumption. The media companies are struggling to find creative ways to expand, but most of all they need a way into China.



Whether you believe newspapers need to transform into new media rapidly or not, one point is clear: they will fight for the same advertising pool.

The valuation story is different for new media. As we are all aware new media companies have a high PE because of perceived high earnings growth. In this part of the world the growth premium is further supported by an additional China premium in terms of valuation. However, this valuation is volatile as can be seen in the recent stock price drops due to a discount in the China premium at a time when the market is weak.

Gradual Change

One reason for the slow pace of change in Hong Kong is that consumers are trapped between new and old forms of media. China is more receptive to new media, and online ad revenues are growing much faster. In Hong Kong new media is considered to be a free of charge service attached to a traditional media outlet in some form. Medium to long-term this will change, but not in the upcoming few years.

Another reason for the slow rate of change is that existing players are conservative in terms of expansion. Though they have huge cash reserves on the balance sheet, even the broadcast giants never consider acquisitions. They simply want to remain stable based on a conservative strategy set by senior management.

Traditional media management cannot be overly concerned by new media developments at the moment. It is true that as technology advances the barrier to entering media is reduced, but it is still costly to set up a newspaper. And, do not forget that many newspapers have lived through major changes in years gone by. However, while this round of technology advances support traditional media in some ways, it certainly does not help in terms of profit generation.

As for the *SCMP*, investors were concerned when the *Standard* went free. Some claim the *Standard* will eat *SCMP* market share, but we see limited impact. The Chinese free sheets did have an impact on the mass market, but a premium newspaper like the *Hong Kong Economic Times* still has a growing circulation. In our opinion that will happen to *SCMP*. The quality of the two English newspapers is different and a free circulation can be as large as you want if you have the dollars to burn on printing, but who is being reached?

Mapping a Course

Ten years from now new media may have a 20% advertising market share, but traditional newspapers will have internet or outdoor arms to grab that market share. There will be an increasing proportion of online revenues, but it will not be the mainstream of revenue flows in our view. At least 50% of revenues will come from traditional sources. Hong Kong media consumers do not like change, and, while the younger generation prefers the internet, they do not like to pay to read content.

Transforming into a Greater China media conglomerate is one way to survive change. If one could materialize this ambition it would be possible to create synergies in sharing content. The problem in Hong Kong is cross media controls limit the broadcast sector. You cannot have convergence without developing across segments. One cable company did roll out its own magazine and newspaper, but they did not generate exciting content. They should have considered partnering with a major media player to gain market share and have a stronger bargaining power with advertisers.

Hong Kong media is behind in the conglomerate concept. The traditional players are more likely to look at vertical integration first. For instance, some 15% of operating expenses for newspapers on average goes to distributors. If a newspaper can buy out its distributors it is possible for them to achieve a better earnings growth outlook.

Biography

Isabella Kwok covers the China/Hong Kong consumer sector as an analyst for BNP Paribas. Kwok is a core member of the BNP Regional Consumer team, which ranked highly in both the 2007 *Institutional Investor* poll and *Asiamoney* analyst poll.

Prior to covering the Media and Consumer sectors, Kwok was a member of the regional transport and infrastructure team, which was rated top three in the 2002 and 2003 *Asiamoney* polls. Before joining BNP Paribas, Kwok worked as an analyst at CSFB, an accountant at DaimlerChrysler Group, and as an assistant accountant at Deloitte Touche Tohmatsu.

BNP Paribas (www.bnpparibas.com), an European leader in banking and financial services, ranks among the world's top 15 banks by market capitalization and total assets.

James Mitchell, Goldman Sachs

When considering the changing world of media some observers note that the traditional newspaper business has weathered major changes before. That may be true, but the introduction of new media is substantially different from other innovations, such as the introduction of a printing process to optimize existing revenue models. The invention of new media is quantitatively different and the encroachment of the internet is a different threat.

Previously, the serendipity of the newspaper model was the synergy between display and classified advertising. The arrival of the internet makes it easier than in the past for new entrants to cherry-pick the classified business by putting together a job, car or property listing site without getting into the display side. In other words, competitors can enter the classifieds business without the need to create and aggregate professional content.

It is not that newspapers will lose the entire classifieds market to new entrants. Newspapers can and are setting up online sites. You can even argue that they have a small competitive advantage when compared to new entrants given their experience in the business and ability to offer online and offline packages. That is not the issue. In the world where classifieds piggybacked on outlets with a strong display model a natural oligopoly was created that allowed newspapers to keep classified pricing high. That has changed.

If you look at a traditional newspaper business model the margins on classifieds are in the 50% range or above, as opposed to display advertising margins in the 20% range. The higher yield per page and no need for accompanying content makes the business high margin. The fact that the internet breaks up the natural marriage of classifieds and display by allowing entrants to undercut the pricing power that newspapers previously enjoyed is at the heart of the challenge that the internet poses.

A similar number of companies and individuals post online and offline listings as ten years ago. However, the price per listing will not be maintained at high levels due to rising competition. It may be one of those things where end user spending is compressed 20% to 30% as the market opens and the advertiser has more ability to bargain. My sense is that this economic cycle is as strong or stronger as earlier cycles. The ability to increase display rates reflects that. However, the ability to increase classifieds pricing is less strong due to the leading edge of the internet threat.

Content Equation

There is a cosmic valuation mismatch as online players aggregate content from multiple sources, including newspapers, and achieve PE ratios well in excess to the creators of content. It is made to seem that content is not king as the process of lumping technology and content together enjoys higher earnings growth and multiples than the process of creating content. That is not a stable situation, or one that can last forever.

The content dynamic may already be changing. Take the purchase of Dow Jones by News Corp. as a case in point. Murdoch started off in newspaper publishing and now owns publishers globally. He aggressively diversified from newspapers into TV, satellite TV and the internet and is outspoken about the threat facing newspapers. Murdoch was still willing to spend $5 billion on Dow Jones because he believes there is value in creating differentiated content and that some content has greater value than others.

For instance, consumers of financial content are considered to be superior for advertisers. These consumers are willing to spend for content rather than accept inferior content for free. One could argue that localized news content has value as there are few sources for that content. Other content is more or less attractive depending on the competitive landscape and demand.

The next generation of cross media ownership or convergence is built around producing content and then leveraging content in different ways to create synergy.


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Over a time I would invest in differentiated content and adopt a relatively aggressive stance on new media if my company has a strong balance sheet. The risk is that you spend ahead of the market before there is a need to do so, but that risk is less than the risk of being left behind. Hong Kong has high broadband and 3G penetration so the infrastructure is there to move online if media players choose. Given data points out of US and Taiwan there seems to be a shift in activity from the printed to the online word.

Market Landscape

Hong Kong is a small market in absolute terms and that has created a lag in new media spending. So far, the Hong Kong market has not proven large enough to produce compelling local websites. Local advertisers can afford to focus on promoting the printed word and TV. In bigger economies where advertisers deal with larger budgets it is incumbent on them to look deeper into an area that could be 3% to 5% of the overall spend.

In terms of convergence the initial impetus towards ownership of multiple media was entrepreneurial. You had tycoons who liked the idea of owning more media outlets to soothe their egos. They appreciated the political benefits of being able to pressure government to own media outlets in different segments. That is what I consider to be the first round of cross media expansion.

The second round was about media companies going to advertisers and noting that they were currently buying ads on the cable or radio channel, so why not buy outdoor or broadcast space as well. That proved less successful and some of those players have been broken up.

The third generation took compelling content or concepts and promoted them across as many platforms as possible, which included the printed word, TV, magazines and the internet. This direction was encompassed in deals like AOL Time Warner where the intention was to jam traditional and new media together and take content from one platform to promote another and vice versa. That proved to be a rocky road as well.

Today we are in a world where the next generation of cross media ownership or convergence is built around producing content and then leveraging content in different ways rather than jamming together content with distribution models to create synergy. One example of that trend is Disney buying Pixar and leveraging the Cars and Toy Story concepts across theme parks, cartoon channels and licensed products. This vision is emerging across the industry, but it is hard for anyone to predict where we will go from here.

Biography

James Mitchell is the Goldman Sachs analyst responsible for Asia-Pacific Entertainment, Media, and Internet. Mitchell covers over 20 companies across a range of industries, including broadcast TV, pay TV, portals, e-commerce, computer games, wireless services, outdoor advertising, education and casinos. Mitchell's research extends to China, Korea, Taiwan, Hong Kong and the ASEAN region. Mitchell is a graduate of Oxford University and a Chartered Financial Analyst charterholder.

Goldman Sachs is a leading global investment bank that has arranged the IPOs of many media companies in the Asian region, including Baidu, Alibaba.com, Tencent, Focus Media, Clear Media, Shanda, Gmarket and Astro All Asia Networks.

Editorial


1997✦2007 A NEW WEEKLY SERIES REVIEWING HK'S 10 YEARS SINCE TH

A decade on, but how far forward?

When it comes to Hong Kong's political progress and relationship with Beijing, not everyone sees life today as a bed of roses, reports Chris Yeung

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

South China Morning Post

Past, present, future

Ten Years On

Hong Kong Handover 10th Anniversary Supplement and weekly series

The *South China Morning Post* is on the front line of the changing world of media and is the flagship of the publishing business. The editorial team is always looking for ways to improve its unique content offering and provide its exclusive information to the newspaper and associated products. Significant headway was made in both these areas over the course of the year.

One of the most important developments on the editorial side of the business was the redesign of the newspaper completed in early 2007 as part of an ongoing effort to change with the times. *SCMP* adopted a new look to provide readers with a more engaging and enjoyable reading experience, one that has more synergy with the digital product offering of the Group.

The principal design changes involved the introduction of two new typefaces that allow more flexibility in headlines, photo captions and feature article introductions. Visually appealing info-graphics that help readers to grasp interesting facts are now a standard feature throughout the newspaper.

Feedback from readers and advertisers on the redesign initiative was positive. Readers felt the new look was "clean, uncluttered, upbeat and easy to read". One notable example commented upon by readers was the improved weather map, which now features more cities in Asia, including all national capitals as well as all provincial capitals and secondary cities in China. To support the redesign, *SCMP* launched a testimonial campaign to reinforce the newspaper's reach and relevance among opinion leaders.

Editorial Coverage

SCMP continued its award winning tradition over the course of the year. This was accomplished through the delivery of quality coverage of the key events that affect Greater China, notably the 10th anniversary of Hong Kong's Handover to the People's Republic of China (PRC) and the ground-breaking 17th Party Congress of the Chinese Communist Party.

To celebrate the 10th anniversary of the Hong Kong Handover to the PRC, *SCMP* published a weekly series from April 2 to June 25. The series comprised articles on various aspects of life since the Handover, public figures talking about past experiences as well


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SCMP redesign was completed in early 2007


This SCMP photo of girl guides on parade won the IFRA Bronze Award for News Photography


SCMP won the Photographer of the Year Award (Sports Photography) from PANPA for this Rugby Sevens photo

as their hopes for the future, and surveys on public opinion in Hong Kong and in Guangdong Province.

The weekly series formed the foundation of a souvenir magazine supplement called "Ten Years On". The supplement was distributed with *SCMP* on June 29 and in *Sunday Morning Post* on July 1. A poster highlighting a dramatic Hong Kong night scene and graphics that track changes over the past decade was distributed with the Sunday edition. Readers rated the Handover coverage favorably in terms of breadth and depth.

In October, *SCMP* provided comprehensive coverage of the Party Congress. The editorial package included a supplement on the background of the new party leaders expected to lead the country over the next decade and the challenges they face. In the months leading up to the Congress, *SCMP* was first to report on many of the personnel changes and the issues to be addressed.

The news team scored a number of scoops during 2007. Many of these stories were picked up by the local and international media, thus illustrating the high standard of *SCMP* journalism.

- In February, Chief Asia Correspondent Greg Torode revealed that Kim Jong-nam, the eldest son of North Korean leader Kim Jong-il, was living with his family in Macau for the past three years.

- In March, Deputy Editor Wang Xiangwei was the first to report on a critical reshuffle of China's provincial leaders.

- In December, news reporter Barclay Crawford broke the story about a Hong Kong-based Dutch diplomat and his wife giving up the daughter they adopted seven years ago in Korea.

All in all, *SCMP* was well-ahead of other newspapers in breaking stories of widespread interest. Such examples were found in the coverage of the future of public broadcasting, the alleged billing irregularities at the University of Hong Kong's medical faculty and the government's failure to respond to a final effort by the then-owners of King Yin Lei to work out a preservation plan for the private property subject to a conservation row. Sustained coverage of worsening air pollution and the shortage of international school places struck a particular chord with readers.

Future of HKIEd

Q What is your view on the future of HKIEd?



Merge with all other teacher education institutes to form a super centre in Hong Kong	39%
Stay as it is	22%
Be properly called a university	18%
Merge with CUHK	9%
No comment	8%
Be disbanded	3%

Base: All respondents who are aware of the HKIEd controversy (n=402)

The challenges ahead for Hong Kong

Q You think that the next generation in Hong Kong would be better off than your generation because:



More opportunities in mainland China	83%
More opportunities in Hong Kong	53%
A better living environment	48%
Better provision of social services	45%
A more balanced lifestyle	30%
Better governance by the Administration	21%

Base: Those who think the next generation would be better (n=371)

Consequences of heritage conservation

Q What do you think are the consequences of conservation?


QUEEN'S PIER

It enhances the city's attractiveness to tourists	82%
It enriches the culture of the city	78%
It enhances the aesthetic value of the city	44%
It enhances the international image of the city	42%
It hinders Hong Kong's development	15%

Base: All respondents (n=400)



The SCMP/TNS survey looked at the next generation of Hong Kong students and the challenges that lie ahead

Community Relations

During the year, *SCMP* spearheaded public debate on a number of issues by commissioning TNS, a renowned research company, to conduct surveys. The seven *SCMP*/TNS Opinion Leaders Surveys dealt with: heritage conservation, the goods and services tax, the readiness of youth to face future challenges, alleged interference in the academic freedom of the Institute of Education, the Chief Executive's policy address, constitutional reform, and the Legislative Council by-election.

The first survey produced in January was entitled "Heritage Conservation". The survey found that Hong Kong opinion leaders are divided in their views on the appropriateness of heritage conservation policy. Generally, negative ratings were given to government performance on heritage conservation, particularly during the period of "1997 to now". Opinion leaders are slightly more optimistic about the government's future performance, no doubt as a result of the intense public debate underway and the high priority that the government has promised to place on tackling heritage issues.

In March an important survey entitled "Hong Kong under the Next SAR Government (2007-2012)" was released. Opinion leaders believed that Hong Kong would be better-off under Donald Tsang Yam-Kuen than his competitor. Economic issues topped the priority list. These included: maintaining Hong Kong's status as an international financial centre, addressing poverty, the wealth divide and tax reform. While satisfaction ratings for economic development and quality of life are positive, opinion leaders are cautious when it comes to social equity, harmony and constitutional development. On a brighter note, Hong Kong opinion leaders are optimistic about the city's future.

"The Challenges Ahead for Hong Kong – and Is Our Next Generation Geared Up for Them?" was a well-received survey produced in May. Opinion leaders had mixed views on the health of the economy. Competitiveness compared with global centers and macro-economic fundamentals are considered key drivers for the economic future and core strengths. The strategic planning, innovation and creativity demonstrated by the government and the public sector are considered a catalyst of competitiveness.

"The Hong Kong Institute of Education (HKIEd) Inquiry" released in June garnered much attention. The survey revealed that the vast majority of opinion leaders take a highly negative view of the government's handling of the Hong Kong Institute of Education matter. With the notable exception of the Education and Manpower Bureau, all parties involved in the controversy have had their reputations tarnished. Three-quarters of opinion leaders believe the government infringed on HKIEd's institutional autonomy by pressuring it to merge with Chinese University of Hong Kong.

The results of all seven surveys were covered in *SCMP* in comprehensive feature articles. The surveys aroused considerable attention and discussion in the community. In this regard, *SCMP* received a commendation from *Hong Kong Economic Journal* for the HKIEd survey.

Editorial Enhancements

The enhancement of editorial coverage runs across all sections of *SCMP* and associated products.

In August 2007, the business section launched a weekly feature called "Inside China" to provide in-depth coverage on business trends. Inside China carries columns related to legal developments, management issues and reviews of important books. Overall, Inside China does a solid job to put the mainland's rapid development in perspective.

To dovetail with *Classified Post*'s newly launched SCMP IR service and capture public interest in listed companies, the business section moved reports on initial public offerings to a more prominent position on its pages and introduced the "IPO Focus" column.

Magazine supplements produced by the Special Reports team received critical acclaim from readers and advertisers. Some examples were *Net Worth, Ultimate Homes, Good Eating, Golf+Resorts* and *Glow.*

Young Post took on a fresh look in September with the start of the new school year. The redesign of the daily and *Sunday Young Post* editions is less text heavy and benefits from eye-catching photos and graphics. The *Young Post*'s appeal as a teaching tool has been improved with the inclusion of four language-learning pages and an additional Liberal Studies double-page spread that runs twice a week.


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The joke's on you
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Young Post took on a fresh look in September

Editorial Awards

An indication of *SCMP*'s editorial quality is the large number of awards its journalists win year after year. This year was no exception as *SCMP* once again rose to the forefront with award-winning coverage.

At the Hong Kong News Awards 2006 organized by The Newspaper Society of Hong Kong, *SCMP* won a total of 14 awards. Among the highlights was the award for Best Young Reporter for articles such as "We're off the Air", "Sick in the City" and "Will and Power". Another journalist took second runner-up in this category.

In the Best News Writing category *SCMP* won top prize for "Blood, Sweat and Fears" and took second runner-up for "Life in the Shadows". *SCMP* swept all three places in the Best Business Writing Category for "Banks Elbow Brokers Out of Business", "Las Vegas Moguls Bet on New Macau", and "Business of Giving Can Do with a Little Help". The top prize for Best Science News Reporting went to *SCMP* for the article entitled "Hawking". Other awards were won in this category for "We're off the Air" and the "Pluto Series".

At the Society of Publishers for Asia (SOPA) 2007 awards, *SCMP* won nine awards in categories like news photography, newspaper design and environment reporting as well as honorable mentions for special issues and sections, editorial cartoons, design, business reporting and exclusive reporting.

SOPA winners for Editorial Excellence were selected across 17 categories for English and Chinese language media. In its eighth year, the SOPA Editorial awards received a record 508 entries from publications across the region. The 93 judges comprised respected journalists, editors and academics from top national and regional media and Asian universities.

Deputy News Editor Quinton Chan was named SOPA Local Journalist of the Year (English). The judges remarked: "Great investigative pieces that challenge the government and reflect real digging as well as commitment to the public interest. Chan's package displayed great breadth, with a good selection of issues important to the civic life of Hong Kong (public spending, air quality), and the personal lives of residents (flat size calculations). Chan also made very effective use of high-quality sources to bring out exclusive and revealing information on these issues."


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The editorial team celebrated 14 awards at the Hong Kong News Awards 2006 (right)
SCMP won the SOPA award for Excellence in News Photography (above)
"Taxing Times" (above right) won a SOPA award for editorial cartooning

On the reporting front, *SCMP* won the award for Excellence in Environmental Reports for "Sick in the City". According to the judges this was "a well-organized piece that brings clarity to a complex topic" and "a comprehensive analysis of the air pollution problem in Hong Kong with good use of statistics." *SCMP* took Honorable Mention for Business News Reporting for its article on "Mesa Resort Masu" and Honorable Mention for the Scoop Award for "China and the Church".

The Group dominated the SOPA awards for Excellence in Newspaper Design. *Sunday Morning Post* won the top award, with Honorable Mention going to *SCMP*. The judges declared that the *Sunday Morning Post* design "was clearly structured with a good balance with well-positioned pictures, decent font usage and reader friendly".

In the Excellence in News Photography, *SCMP* won the top award for "Time's Up for the Clock Tower", a compelling news image where "each person's reaction to the situation is unique and exposed in some way through the facial or body signals which beg the viewers to further examine the image." Another Honorable Mention for Excellence in Editorial Cartooning was received for "Taxing Times".

SCMP also did well at the IFRA Awards receiving three prizes at the 6th Asia Media Awards ceremony held in Manila. The highly prestigious competition was organized by IFRA Asia. *SCMP* was honored with the Bronze Award in the Best in Newspaper Design category (circulation over 100,000 copies) and two prizes in the Best in Photojournalism category, including the Silver Award in Feature Photography and the Bronze Award in News Photography. SCMP also won the Pacific Area Newspaper Publishers' Association (PANPA) Photographer of the Year Award (Sports Photography).

SCMP won a number of awards at the 11th Annual Human Rights Press Awards. "Huaxia Riots" won the General Prize and "WTO" won the Photojournalism Prize. Merit awards were won for "Bingdian Weekly" (General News), "AIDS Series" (Feature), "Plight Club" (Feature), "Religious Freedom in Chains" (Cartoons) and "Leprosy" (Photojournalism).

Outlook

The ongoing challenge in 2008 is to further improve the high quality of editorial coverage. The focus is on China, as the nation becomes an even greater focus of world attention leading up to the Olympics, while keeping editorial costs within budget during a period of inflationary pressures.

The Olympics are expected to push the desire for content on China to an all-time high on a regional and global scale. Olympics coverage is a prime opportunity for *SCMP* to showcase its positioning as the top English language newspaper and content provider in China.

Circulation


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The ability to maintain and build circulation in competition with rising access to free content on the internet is a key measure of success in the changing world of media. Due to a solid circulation marketing strategy and an enhanced customer relations program, a significant increase in direct subscriptions was recorded during the year.

With active and creative promotions in the retail, subscription and other channels, *SCMP* expanded circulation by 1.5% in 2007. The audited first half 2007 figure for *SCMP* and *Sunday Morning Post (SMP)* rose to 106,054 and 80,865, representing an increase of 1.6% and 0.5%, respectively over 2006. The audited second half 2007 sales reached 103,516 for *SCMP* and 81,935 for *SMP*, a 1.4% and 2.3% growth compared to 2006.

This growth was achieved despite challenges to the circulation initiative on many fronts. The ongoing battle with online content and the changing habits of readers with regards to internet usage remain challenges in terms of macro trends. *SCMP* met these challenges by improving its multimedia offering and by providing a range of internet and mobile media options for readers. In addition, the combination of print plus online subscription packages is an important factor in the competition to attract and retain readers.

In the local arena, the free distribution of an English daily in September 2007 is a development that *SCMP* is studying closely. No major impact has been noted to date.

Promotional campaigns are a critical factor in the development of the readership profile. A range of promotional campaigns were launched with different partners, including convenience store chains, coffee shop chains and institutions. Premium customers of trade partners were offered an incentive to subscribe to *SCMP* and promotions provided opportunities to push trials to regular readers via retail purchases or subscriptions.

The MOST brand campaign commenced in September 2007 to maintain the loyalty of premium readers and reinforce the image of high editorial standards, a key differentiator from competitors. Point-of-sale materials were displayed at newsstands and other outlets from October until year end.

Direct Subscription

Along with a substantial rise in new subscriptions, *SCMP* achieved a record high in direct subscription renewal rates this year. To support its subscription drive, *SCMP* developed subscriber loyalty through benefit programs, including the Film Club, Circus OZ ticket offers, *SCMP* Conference discounts, priority bookings for the Hong Kong Arts and Literary festivals, and a quarterly subscriber newsletter.


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SCMP formed corporate partnerships to promote subscriptions. *SCMP* solicited a partnership with DBS to tap its quality database. Following the success of a promotion with DBS Priority Banking, *SCMP* extended the program to DBS Black Card to offer packages to card holders. Leveraging a media sponsorship opportunity with Circus OZ, *SCMP* launched a direct subscriber acquisition and retention campaign. *SCMP* worked with Pacific Coffee, using coupons as a subscription incentive for coffee drinkers.

SCMP.com is more frequently combined with the newspaper as a package to attract subscriptions from individual and corporate subscribers and as an incentive to recruit and retain readers. For instance, *SCMP* rolled out quarterly direct mail campaigns to boost All-in-One (print plus online) subscription numbers. The results of these campaigns were solid.

SCMP made an effort to expand circulation in China and Macau, regions experiencing rapid economic growth. Macau has registered remarkable growth in readership and sales to service the surging tourism industry, especially at the premium hotels.

Research

Comprehensive readership surveys for *SCMP* and *SMP* were conducted to gain insights on reader behavior, product needs, lifestyles and interests. The results confirmed the high quality readership of the *SCMP*, including education level (80% have university or post graduate degrees), affluence (average annual personal income of over HK$800,000), and loyalty (77% have read the papers for five years or more).

A direct subscriber survey was conducted to enrich the database and to compile reading habits and lifestyles. According to Nielsen's Media Index (2007 Report), the most widely used industry readership index, *SCMP/SMP* readership is 358,000, 37% higher than 2006 year end.

Outlook

Looking ahead to 2008, *SCMP* will maintain its leadership role as a paid English language daily newspaper in Hong Kong. Although the competing free English daily is expected to increase circulation, credibility and popularity of *SCMP* will sustain circulation in the long run.

Advertising

Display

Driven by strong economic growth in the Hong Kong market, 2007 proved to be another strong year for display advertising. Success in this segment is a result of the unique positioning of *SCMP* as a quality medium for prestige advertisers and the ongoing efforts of the sales team. To lay a foundation for the future, sales teams were established in China and promotions designed to serve the region's high-growth advertising market.

Over the past year, Hong Kong newspaper advertising grew almost 7% over 2006 and *SCMP* outperformed the market with a 10% rise in display advertising. Overall, Hong Kong ad spend expanded 7.6% over 2006 to nearly HK$53 billion, according to AdmanGo. Television received the highest proportion of ad revenue with a market share of 37.1%, followed by newspapers at 33.2%. The highest growth area in the ad market was the MTR and wall signage segments, which both rose over 20%.

An increase in ad yield was driven by special creatives and lower discounts. New ideas on special reports materialized and solid advertising sales results were achieved. For example, lucrative health and fund management supplements were launched during the year. *SCMP* also created special ad formats for clients to display advertising in an unconventional way to deliver more value for the advertising dollar. Amongst special formats sold by the display advertising team were envelopes and wrappers for the newspaper as well as a front cover gatefold for *Post Magazine*.

The categories of properties, fashion and branded goods, jewelry and watches, banking and finance as well as airlines topped the advertiser ranks in 2007. The properties category expanded along with the sound economic environment while banking revenue experienced double-digit growth driven by fund managers and private banks. Branded goods expanded for the third consecutive year led by store openings in Hong Kong and Macau. Airlines turned towards promotional campaigns as new budget airlines entered the market. The only category that recorded a decline was telecom.

To improve service to advertisers, four newsletters and eight newsflashes were produced to keep clients informed of what is happening at *SCMP*. *SCMP* sponsored the Best Media Planner category at the Annual HK4As media awards in March 2007 and sponsored the HK4As EFFIE Awards for the third consecutive year in July 2007 to support the advertising industry.

Display Advertising launched a sales initiative for the revamped *SCMP.com* to kick off a critical integration of print and online sales. The effort to sell online advertising was supported by new features, such as an improved multimedia player, expandable banners and banner site takeovers. Advertiser feedback was positive and online advertising revenue rose 79%.

Outlook

Supported by economic growth and positive consumer sentiment, display advertising is expected to expand. The Olympics and Macau will drive tourism and a strong retail environment will benefit the categories of fashion and branded goods as well as jewelry and watches. Private banking and asset management will remain core advertisers and the property market should be supported by demand for offices, retail space and residences. The only setback may come from a slowdown in the US economy.

To achieve revenue and yield targets, *SCMP* will sell more special executions. New initiatives and topics for special reports are planned and more online advertising options will be offered. To maintain relationships, *SCMP* will communicate with advertisers via newsflashes and newsletters. Two client get-together events will be held in Q2 and Q4. *SCMP* will maintain support for the HK4As by sponsoring media awards.

To expand China business, *SCMP* will place regional trade ads, launch a corporate awareness direct mail campaign and organize informal client gatherings to foster relationships. A year-end direct mail campaign will be launched to keep the brand at the top of clients' minds.


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Classified Post and Jiu Jik at Education and Careers Expo

Boosted by a strong local economy and Hong Kong's status as a hub and talent pool for international companies building their business on the mainland and Macau, total recruitment revenues rose 7% over 2006. This revenue growth was achieved despite cut rate pricing offered by industry competitors and the move of junior job listings online.

Classified Post recruitment revenue was driven in part by supplements initiated by the sales team. Classified produced 32 recruitment supplements in 2007 compared to 24 in 2006. This resulted in improved advertisement response and more revenue. The insertion of recruitment supplements in the Friday newspaper started in mid-2006 proved to be a strong move.

To capture recruitment market growth opportunities, standalone *Classified Post* copies were distributed in Macau starting in September 2007, with a focus on selected 7-Eleven Stores and free promotional copies distributed at high traffic commercial areas. These initiatives were well received and *SCMP* signed exclusive recruitment clients as a result of this effort.

Jiu Jik recruitment revenue showed a remarkable rise over 2006, due to a strong recruitment market and high staff turnover. *Jiu Jik* built its image through a series of promotions, such as participation in career fairs, organization of seminars and advertising on TV and websites. *SCMP* increased the number of *Jiu Jik* recruitment supplements to 22 from 19 in 2006 to generate more advertising. The Group successfully renewed its exclusive distribution contract with the MTR for five years in July 2007.

Online Initiative

In addition to ongoing efforts to grow print recruitment advertising levels, *Classifiedpost.com* and *jiujik.com* were revamped to introduce a user-friendly interface and deliver advanced functionalities to job seekers and advertisers.

Classifiedpost.com page views achieved double digit growth subsequent to the revamp and online revenues grew over 30%.

During 2007, *SCMP* acquired thousands of new *Classifiedpost.com* and *jiujik.com* members, mainly through the Education and Careers Expo and two registration campaigns. *SCMP* developed a brand campaign to strengthen the *Jiu Jik* image. *SCMP* ran a cable TV campaign, house ads and banners on Yahoo. *jiujik.com* page views rose by over 30% year-on-year during the promotion.

Promotions & Surveys

The recruitment business benefited from promotions. As a sign of its promotional prowess in the marketing area, *Classified Post* won first prize at the PANPA Newspaper Advertising Awards, recognizing the effective use of color for the "Boost Your Career" campaign.


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The HR conferences were well-attended and received positive feedback. The Financial Planner Awards extended their scope to include university students and generated record high sponsorship and tables sold at the awards dinner. Readers' seminars attracted hundreds of attendees and HR seminars were hosted in cooperation with the Hong Kong Productivity Council.

Classified Post and *Jiu Jik* sponsored the Hong Kong Management Association's scholarship program, offering full scholarships to selected readers. *Classified Post* also sponsored the Hong Kong IHRM Annual Conference 2007, attracting over 1,300 HR practitioners. *SCMP* co-organized the People Management Awards with IHRM. The awards ceremony was incorporated with the IHRM 30th anniversary gala dinner.

SCMP completed a detailed report on recruitment trends in Q4 2007. Conducted by AdmanGo and Nielsen Media, the report monitored nine leading recruitment publications and online sites on a weekly basis. Overall, the print recruitment market improved in terms of number of positions, number of ads and ad volume compared to 2006. There were 287,480 positions advertised in the publications, an increase of 34% over 2006. The number of recruitment advertisements improved 1.7% to 179,866 and ad volume rose 8.4%.

SCMP captured more than one-third of the market in terms of the number of recruitment positions advertised. With market share rising to 36.3% from 35.3% in 2006, *SCMP* was the largest publisher of recruitment advertising on a combined basis. In particular, *Jiu Jik* improved its market share in the number of ads, ad volume and advertised positions.

Outlook 2008

The recruitment market remains challenging in 2008. Despite competition from online competitors, *SCMP* looks to maintain *Classified Post* revenue, increase *Jiu Jik* revenue and develop online revenue streams in the year ahead. *Classified Post* and *Jiu Jik* will strengthen brand awareness via reader seminars, HR events and sponsorships.

A *Classified Post* readership survey will be conducted in April 2008 and a new sales kit developed to reflect an updated reader profile. During the peak recruitment season in February 2008, *Classified Post* launched a TV campaign to reinforce its brand. The annual Education and Careers Expo, where *Classified Post* and *Jiu Jik* recruit online registrants and offer job search and career development tips, is held during the campaign period. To build the database a number of registration campaigns are planned.

Notices



SCMPIR direct mail campaign


SCMPIR.com

SCMPIR.com marketing material

Notices revenue dropped 13% below the 2006 figure, mainly due to changes in the Hong Kong Exchange mandatory announcement rules. Starting from 25 June 2007 listed companies can place announcements on websites rather than in newspapers, although short form notices must still be published in newspapers. Notices were substantially impacted by this rule change. Revenue increased in first half 2007 by 31% over the same 2006 period, but decreased by 50% in second half 2007 over the corresponding 2006 period.

One bright spot for notices is IPO bookings. *SCMP* aggressively sought market share in the IPO market by offering competitive pricing. Despite the e-IPO trend in second half 2007, IPO related revenue was just slightly below the 2006 mark due to a significant increase in the number of IPOs. Of 80 main board IPOs in 2007, *SCMP* secured announcements from 75, with main board IPO market share rising to an impressive 94%.

SCMPIR was launched in May 2007 to provide added value to notices advertisers through an investor relations (IR) platform geared for Greater China companies. The launch of SCMPIR was supported by an e-direct mail campaign and search engine marketing to institutional and retail investors to drive website traffic.

SCMP partnered with HKMA to organize the Best Annual Report Awards in November 2007. These awards recognized listed companies that publish timely, accurate, informative and well-presented annual reports. Over 100 entries were received and judged in the competition.


A Smart Investment
A successful IPO needs good communications. You need to reach out to the investment community, both online and offline. In the lead up to our landmark listing on the Hong Kong Stock Exchange, Alibaba.com placed advertisements in the South China Morning Post and on SCMPIR.com. In addition to capital raising, the listing was a brand building exercise for us and the SCMP was the right choice to reach potential investors and customers.
Christina Splinder
Director, International Corporate Communications
Alibaba.com Limited
Leading companies across key sectors choose the South China Morning Post as their preferred investor relations platform. Call us on 2565 2395 for more information.
www.scmp.com South China Morning Post


LOOK WHO's LISTING!
Get the latest news on leading companies going public. Check out our IPO Focus on page two of today's Business section, featuring:
• Company stories
• Executive profiles
• Corporate information
• Analysts' opinions
Today's Focus:
Evergrande Real Estate Group Limited
IPO Focus
South China Morning Post

SCMP carried out a series of investor relations initiatives following the stock exchange rule change in 2007

SCMP sponsored three IR events in 2007: a Corporate Governance Conference organized by the Hong Kong Baptist University; a Corporate Governance Excellence Awards co-organized with the Chamber of Hong Kong Listed Companies and the Hong Kong Baptist University; and the *IR Magazine* Hong Kong & Taiwan Awards.

To reinforce the importance of investor relations amongst mainland listed companies, *SCMP* sponsored its first China IR event. The event was organized by the Hong Kong Institute of Chartered Secretaries and held in Shanghai. The focus of the event was to build the *SCMP* brand amongst company secretaries of the A-Share and H-Share listed companies.

Outlook

Volatility in the global and local economy has had an impact on IPO activity in early 2008. This will impact revenues derived from new stock exchange listings.

Phase II of the stock exchange rule change was implemented in December 2007. Listed companies are no longer required to publish newspaper notices. To counter this, *SCMPIR.com* will enhance its content to attract page views, secure advertisers and provide a comprehensive service to the investment community. IR content will be promoted through an integrated campaign consisting of direct mail, search engine marketing and site demos.

As part of the marketing initiative, *SCMP* will offer advertising options and packages to maintain print notices revenue. *SCMP* will publish regular company financial results supplements during the peak announcement season (March-April, September-October). Editorial content and listed company interviews will create a favorable environment in which corporations can place financial results highlights or sponsored featured articles.

Digital Media


South China Morning Post
Facing the music
Lucky dip
Caring touch
Hongkongers
scmp.com
MACAO

Convergence of traditional print and digital media is a growing focus of SCMP

Success in the competitive new media world requires innovative content and commercial solutions. For over a decade, *SCMP.com* has been a leader among regional newspapers in development of the online space.

In 2007, *SCMP* took significant steps to strengthen its position in the digital media business. Investment in an extensive redesign of the front- and back-end of *SCMP.com* improved the look and feel, expanded multimedia functionality and created additional revenue streams. The redesign received industry recognition when *SCMP.com* won Best Media Site at the Asia Interactive Awards. At the same time, full integration of print and online sales operations unlocked synergies and generated substantial revenue upside.

These initiatives combined with a buoyant online advertising market and surging interest in audio, video and mobile content to produce strong growth for the *SCMP.com* business in 2007.

Advertising

Online display revenue jumped 79% over 2006. This was well above the online advertising growth rate for Hong Kong as a whole. While integration of the print and online advertising teams commenced in second half 2006, the resultant synergies were applied to a full year of sales efforts in 2007. Average sell through rates and net yields improved significantly, assisted in part by the launch of the new website design.

Subscribers

In an online world where free content is increasingly traded for page views, *SCMP.com* remains one of the few news websites that charge for access. At year end, *SCMP.com* boasted over 19,000 subscribers. This represented a modest rise over 2006.

In mid-2007, *SCMP* integrated print and online subscription teams. The result was an improvement in customer relationship management and cross-selling opportunities at *SCMP.com*. Shortly thereafter, *SCMP* started to promote "All-in-One" print and online subscriptions through direct


South China Morning Post
scmp.com
Multimedia Programme Guide
scmp.com

The multimedia program guide supports the marketing drive of SCMP.com


VIDEO
AUDIO
PHOTO
1:22 / 5:00
21/01: Cheng sees no reason to retire
23/01: Stephen Chow full interview
27/01: Anwar confident of change
28/01: Chow aims for family feel
MORE

SCMP.com multimedia player



Mobile.scmp.com delivers news to portable devices

mail and alliance campaigns. The launch of the revamped website, with a new mobile WAP service included in the subscription package, increased overall interest in *SCMP.com*.

These initiatives produced a record high renewal rate and an impressive growth in "All-in-One" subscription packages.

Audio & Video Content

Consumption of multimedia content soared in 2007, due in part to a new media player located in a prime location on the redesigned website. Compared with 2006, full year downloads jumped 173% to 2,369,000 for podcasts, and 737% to 387,000 for vidcasts. In terms of monetization, *SCMP.com* closed its first-ever deal for video advertising.

Content Syndication

Content licensing revenue rose 12% over 2006. Growth was fuelled by new accounts for the database, publishing and mobile segments. With internet search engines threatening business models in the core database market, *SCMP* has made diversification a priority.

Outlook

The outlook for 2008 is promising. Online advertising in Hong Kong is projected to continue its rapid expansion. Multimedia downloads and monetization opportunities are expected to rise with improvements in distribution technology. An increased focus on publishing, mobile and video opportunities should produce another solid year in the content syndication business.

Magazine World


GREEN
Living
A/W
Fashion
Trend
Book
In & Out


BAZAAR
MEN


FASHION
Have A
WINTER
88 Miss Cute
CGI SPECIAL


AUTOMOBILE

The Magazine Division produced another solid performance this year due to a vibrant Hong Kong economy and strong consumer demand. In particular, the advertising performance for SCMP-Hearst titles (*Harper's Bazaar, Cosmopolitan, and CosmoGirl!*) was favorable. While global ad spend increased 5.3% and Asia ad spend expanded 6%, according to Zenith Optimedia, ad revenue for SCMP-Hearst titles rose 10%.

On the circulation side, this was a year of intense rivalry amongst women's titles. Competitors invested heavily on developing controlled circulation and newsstand sales. Most titles faced a shrinking subscription market and focused marketing efforts on distribution strategies to sustain circulation numbers.

The competition for circulation and advertising dollars extended to branding and publicity-related activities. *SCMP* met competitors head on with hallmark events such as the *SCMP/Harper's Bazaar* "Style Awards" and *Cosmopolitan*'s "Best of the Best Beauty Awards Presentation".

Cosmopolitan

Cosmopolitan prevailed over its competition to generate solid advertising growth. The splitting of *Cosmopolitan* into Book A and Book B, a strategy designed to reduce publication size, combined with marketing promotions to improve newsstand sales slightly year-on-year.


COSMOPOLITAN
Hong Kong Cancer Fund
TWO HUNDRED FIFTY THOUSAND ONLY
250,000

Cosmopolitan's Best of the Best Beauty Awards charity dinner

Harper's Bazaar

Harper's Bazaar maintained its flagship market position. Leveraging its strengths as the premier, high-end women's fashion publication, *Harper's Bazaar* reported a 15% gain in advertising revenue, well above the industry average. Due to its niche market *Harper's Bazaar* works on a different formula from other women's magazines. With image and branding the focus, resources were allocated to reinforce a stylish image and upscale brand.

CosmoGirl!

Despite a challenging year, *CosmoGirl!* advertising revenue improved 14% as advertisers targeted the title's young readership and the brand proved its value across multiple platforms. Multimedia is a mainstay for *CosmoGirl!* and groundwork was laid to expand this area as a digital environment enhances the upbeat, interactive and trendy image of the brand to readers and advertisers.

Automobile

The December 2007 issue witnessed a major facelift for *Automobile* in terms of content and design. The new and improved publication offers gloss and glamour to existing car and car accessories content in response to readers' desires and to attract lifestyle advertisers.









The number of pages dedicated to fashion, accessories, watches and hi-tech gadgets was increased while special projects to enhance income and improve the image of the title were launched. In terms of special projects, the "Eco-Friendly & Safe Driving Forum and Carnival" was organized and a book entitled "Corolla Since 1966" for Crown Motors was published.

Maxim China

After three years of publication, starting with the June 2007 issue, *Maxim Hong Kong* merged with the China edition to become the *Maxim International Chinese Edition*. The newly merged magazine is available in major cities across mainland China and in Hong Kong.

Despite competition from more established titles, circulation maintained a respectable ranking on the strength of editorial and the diversification of nationwide distribution channels. By successfully capturing advertisers in China's high-growth auto sector, *Maxim* advertising revenue doubled year-on-year. Last year's Second Anniversary Party with the Maxim Hot 100/Miss Maxim Contest raised market profile and paved the way for more branded events to generate advertising and sponsorship revenue.

Outlook

The outlook for *SCMP* magazine titles remains positive. Advertising and circulation are expected to expand modestly on the back of a solid economy in China and Hong Kong.

Cosmopolitan will carry on efforts to identify the most efficient means to drive circulation. Riding on the positive impact of last year's "Beauty Awards", *Cosmopolitan* will use events to build reader loyalty.

Harper's Bazaar will celebrate its 20th anniversary in 2008. Apart from this event, efforts will be made to consolidate readers by increasing visibility and creating a buzz among fashion conscious consumers.

CosmoGirl! will expand its multimedia platform. These additions will provide another option for advertisers to reach young adults.

Automobile will leverage events, publish sponsored books for car brands and produce special supplements to grow revenue. A new editorial genre will be introduced to capture ad spend from lifestyle categories.

With the appointment of a new Chief Editor and an ensuing design update, *Maxim* will be positioned as an up-market men's magazine and will aim to capture the advertising market with editorial products such as *Maxim Fashion*, a biannual supplement, and branded events.

Board of Directors

Non-executive Directors

Mr. Roberto V. Ongpin
Aged 71, Deputy Chairman
(Appointed in October 1993)
Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation and a director of Philex Mining Corporation, all of which are listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is listed in Hong Kong and Singapore and a director of E2-Capital (Holdings) Limited which is listed in Hong Kong. Mr. Ongpin is also Chairman of Eastern Telecommunications Philippines, Inc. (ETPI), Connectivity Unlimited Resource Enterprise, Inc. (CURE), La Flor de la Isabela and Alphaland Corporation and a director of Makati Shangri-la Hotel & Resort, Inc. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

Tan Sri Dr. Khoo Kay Peng
Aged 69
(Appointed in June 1994)
Tan Sri Dr. Khoo is Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels Limited, UK, Morning Star Resources Limited and a director of The Bank of East Asia, Limited, Hong Kong. He is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

Dr. David J. Pang
Aged 64
(Appointed in December 2007)
Dr. Pang was appointed as director of Kerry Holdings Limited, a substantial shareholder of the Company, on 15 March 2007. Dr. Pang also serves on the board of Visa Inc. He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

Independent Non-executive Directors

The Hon. Ronald J. Arculli
GBS, CVO, OBE, JP
Aged 69
(Appointed in June 1996)
Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited. He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is also a director of several listed companies in Hong Kong.

Mr. Peter Lee Ting Chang
JP
Aged 54
(Appointed in August 1998)
Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited and Maersk China Limited as well as director of a number of other companies. He is a Vice President of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. Sir David Li Kwok Po
GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur
Aged 69
(Appointed in April 1990)
Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association.

Mr. Wong Kai Man
BBS, JP
Aged 57
(Appointed in April 2007)
Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an independent non-executive director of China Construction Bank Corporation, Shangri-La Asia Limited and SUNeVision Holdings Ltd. In addition, he serves in a number of government committees and the boards of certain non-government organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

Executive Directors

Mr. Kuok Khoon Ean
Aged 52, Chairman
(Appointed in October 1993)
Mr. Kuok was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. He is also a director of The Post Publishing Public Company Limited and Wilmar International Limited, listed in Thailand and Singapore, respectively. Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited. He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong.

Ms. Kuok Hui Kwong
Aged 30
(Appointed in February 2004)
Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the SCMP Group.

Corporate Executives

Nancy Valiente
Chief Financial Officer, SCMP Group Limited
Managing Director, South China Morning Post Publishers Limited
Ms. Valiente is responsible for financial planning, strategy, risk control, management reporting and investor relations as the CFO of SCMP Group. As Managing Director of South China Morning Post, Ms. Valiente works with the Chairman to set long-term strategy for the newspaper publishing business, manage commercial risks, implement business initiatives and oversee newspaper operations. Ms. Valiente is a director of The Post Publishing Public Company Limited. She holds an MBA from the Wharton School, University of Pennsylvania.

Kuok Hui Kwong
Executive Director, SCMP Group Limited
Ms. Kuok is responsible for coordinating Group operations and business units while participating in strategic planning. Ms. Kuok joined the Group in October 2003 and was appointed a Director in February 2004. Prior to joining the Group, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.).

Sabrina Leung
Director, Human Resources
Ms. Leung oversees human resources functions, including compensation and benefits, employee relations and organizational development. Ms. Leung was formerly General Manager at the Hong Kong Tourism Board, where she was responsible for human resources in Hong Kong and overseas offices. Ms. Leung is a graduate of University of Warwick, United Kingdom (MA).

Vera Leung
Legal Counsel & Company Secretary
Ms. Leung provides legal services across the Group and is responsible for regulatory and corporate compliance issues. Previously, Ms. Leung was in private practice and involved in intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore. Ms. Leung is a Solicitor of the Supreme Court of England and Wales.

Christine YC Li
Financial Controller
Ms. Li is responsible for accounting, financial reporting, budgeting, treasury, financial risk management and tax compliance functions of the Group. Ms. Li joined in May 2004 and has over 20 years' financial experience gained from various multinational or large local corporations in Hong Kong. Ms. Li is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Newspaper Publishing

C. K. Lau
Editor
Mr. Lau joined the *SCMP* in the early 1980s. Before his appointment as Editor in February 2007, Mr. Lau wrote columns and editorials as Executive Editor (Policy). Mr. Lau worked for *The Australian* in Sydney, the *Overseas Chinese Daily* and as the Chief Press Information Officer of the Independent Commission Against Corruption. Mr. Lau is the *SCMP* representative on the board of The Newspaper Society of Hong Kong. Mr. Lau is a graduate of Baptist University and holds a master's degree from the University of Minnesota.

Grace Fung
Director, Classified Advertising
Ms. Fung oversees classified advertising with a focus on print and digital recruitment. Ms. Fung has over 20 years experience in the advertising industry and is responsible for client relationships, business strategy and the performance of the classified advertising business.

Elsie Cheung
Director, Display Advertising
Ms. Cheung oversees display advertising and has over 15 years of sales experience in print, digital and TV advertising. Ms. Cheung is responsible for client relationships, business strategy and performance of the display advertising business.

Dominic Yim
Director, Group Operations
Mr. Yim provides leadership at the Tai Po plant and is responsible for Group operations, including print production and other business projects. A graduate of the University of Leeds, Mr. Yim joined the *SCMP* in May 2007, bringing with him over 18 years of general management experience.

Alex Ho
Director, Circulation
Mr. Ho oversees circulation for newspapers and subscriptions for *SCMP.com*. Mr. Ho's responsibilities include retail sales and distribution, subscription marketing and channel development. Mr. Ho has over 15 years of sales and marketing experience in the publishing and FMCG industries and holds an MBA from the University of Strathclyde.

Lydia Lee
Director, Marketing & Communications
Ms. Lee oversees marketing and communications activities including branding, advertising and promotions, media relations, market research, events and conferences and corporate communications. She has over 15 years of strategy and marketing experience in Hong Kong and Canada and holds an MBA from Richard Ivey School of Business, University of Western Ontario in Canada.

Magazine Publishing

Angie Wong
Managing Director, SCMP Magazines
Ms. Wong is responsible for the strategic direction and business performance of the Group's magazine publishing business. Ms. Wong has over 15 years of experience in the media industry. She is a graduate in Economics from the University of Alberta.

Josephine Chan
General Manager & Publisher, SCMP Magazines
Ms. Chan oversees the day-to-day operations of the Magazine Division in Hong Kong. Her editorial background and extensive experience give Ms. Chan an intimate knowledge of the magazine industry. Ms. Chan holds a degree in Economics and Statistics from the University of Guelph in Canada.

Corporate Governance

The Board of Directors (the "Board") and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group believes that its current corporate governance practices, which combine practices which have served the Group well for many years and new practices set out in the Stock Exchange Code, provide the Group with a sound and sensible framework for balancing the business of the Group and the interests of its shareholders. The Group will continue to evaluate its corporate governance practices in light of its business needs, regulatory changes and new corporate governance philosophies.

Set out below are our current framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied.

THE BOARD OF DIRECTORS

The Board recognises its responsibility to represent the interests of shareholders. Currently, the Board has nine Directors. Two are Executive Directors and seven are Non-executive Directors, including four Independent Non-executive Directors. Independent Non-executive Directors represent more than one-third of the Board.

Executive Directors:
Mr. Kuok Khoon Ean (Chairman)
Ms. Kuok Hui Kwong

Non-executive Directors:
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Dr. David J. Pang

Independent Non-executive Directors:
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

The biographies of all the Directors, including their relationships, are set out on pages 38 to 39 of this Annual Report.

The Board is chaired by the Executive Chairman, Mr. Kuok Khoon Ean. He oversees the management of the Board and the Group's business with the assistance of the Group's senior management team.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board sets the strategic direction and oversees the performance of the Group's business and management. The following key matters must be approved by the Board before decisions are made on behalf of the Company:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

Corporate Governance

In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. Decisions and conduct of matters other than those specifically reserved to the Board are delegated to Management.

The Board will review the arrangements between the responsibilities of the Board and the matters delegated to Management from time to time to ensure that they remain appropriate to the need of the Group and its business.

Board Proceedings

The Board holds four regular meetings annually, usually quarterly, and also meets at such other times as are necessary. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings to maintain accurate records of Board discussions and decisions.

The number of Board meetings held and meetings attended by each of the Directors during the year were:

Directors	Meetings attended	Meetings held during 2007
Mr. Kuok Khoon Ean	4	4
Mr. Roberto V. Ongpin*	3	4
The Hon. Ronald J. Arculli⁺	4	4
Tan Sri Dr. Khoo Kay Peng*	3	4
Ms. Kuok Hui Kwong	2	4
Mr. Peter Lee Ting Chang⁺	4	4
Dr. The Hon. Sir David Li Kwok Po⁺	4	4
Mr. Robert Ng Chee Siong* (Note 1)	–	1
Dr. David J. Pang* (Note 2)	1	1
Mr. Wong Kai Man⁺ (Note 3)	3	3

* *Non-executive Director*

⁺ *Independent Non-executive Director*

Notes:

1. Mr. Robert Ng Chee Siong retired at the annual general meeting held on 28 May 2007.
2. Dr. David J. Pang was appointed on 6 December 2007.
3. Mr. Wong Kai Man was appointed on 2 April 2007.

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense.

The Board has also adopted specific procedures for meetings to be convened among Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

Appointment, Re-election and Removal of Directors

The Board confirms the term of appointment and functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. In addition, every Director, including every Non-executive Director, shall retire from office no later than the third annual general meeting after he was last elected or re-elected. One-third of the Directors, be they Executive Directors or Non-executive Directors, are required to retire by rotation from office at every annual general meeting under the Company's Bye-Laws. A retiring Director is eligible for re-election.

Corporate Governance

Directors' Remuneration

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out, on an individual and named basis, in note 21 to the financial statements of this Annual Report on page 108.

The remuneration policy of the Group is set out on page 109 of this Annual Report.

Securities Transactions of Directors and Senior Executives

The Board of Directors had adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code for securities transactions by its Directors and senior executives.

All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

Interests in the Company's shares (including share options) held by the Directors as at 31 December 2007 are set out in the Directors' Report section of this Annual Report on page 59.

Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules.

The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

Other matters relating to the Board

In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Group has appropriate insurance in place to cover the liabilities of the Directors and senior executives of the Group.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

BOARD COMMITTEES

The Board has established the Audit, Remuneration and Nomination Committees with mandates to deal with certain corporate governance aspects of the Group. The remits of these Committees are published on the Company's website – www.scmpgroup.com.

From time to time, the Board also establishes other board committees to deal with specific aspects of its business.

Each Committee is appointed with written terms of reference and each member of the Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment.

Each Committee meets as frequently as required by business developments and the operation of the Group. Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

The procedures and arrangements relating to the meetings of the Board are applied to meetings of the Board Committees whenever it is appropriate.

Audit Committee

The Audit Committee was established in 1998. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli, David Li Kwok Po and Wong Kai Man (Note), who are all Independent Non-executive Directors.

The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The principal roles of the Audit Committee are to ensure that the Company has formal and transparent arrangements for considering matters relating to the Group's financial reporting and internal controls and for maintaining an appropriate relationship with the Company's internal and external auditors.

The duties of the Audit Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Audit Committee holds two regular meetings annually and also meets at such other times as are necessary. Any Audit Committee member may convene a meeting of the Committee. The external auditor may also request the Committee Chairman to convene a meeting of the Audit Committee. The Audit Committee may invite the external auditor and/or members of Management to attend any of the meetings. Special meetings may be called at the discretion of the Committee Chairman or at the request of Management to review significant internal control or financial issues. The Committee Chairman reports to the Board at least twice a year on the Committee's activities and highlights any significant issues.

The number of meetings of the Audit Committee held and attended by each of the Audit Committee members during the year were:

Directors	Meetings attended	Meetings held during 2007
Mr. Peter Lee Ting Chang	2	2
The Hon. Ronald J. Arculli	2	2
Dr. The Hon. Sir David Li Kwok Po	2	2
Mr. Wong Kai Man (Note)	–	–

Note:

Mr. Wong Kai Man was appointed as an Audit Committee member on 13 September 2007.

Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditor on the audit of the Group's accounts
- Re-appointment of the external auditor
- External auditor's audit service plan
- Internal control report
- Internal audit report
- Compliance report

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.

Corporate Governance

Remuneration Committee

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

The Committee determines the remuneration packages of all Executive Directors and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

The duties of the Remuneration Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Committee meets once a year and at such other time as is necessary. Any Committee member may convene a meeting of the Remuneration Committee.

The number of meetings of the Remuneration Committee held and attended by each of the Remuneration Committee members during the year were:

Directors	Meeting attended	Meeting held during 2007
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	1	1

Key matters reviewed by the Remuneration Committee during the year were:

- Group's remuneration policy
- Remuneration package of Executive Directors
- Remuneration of Non-executive Directors
- Remuneration package of senior management
- Performance and membership of the Group's retirement plans

Nomination Committee

The Nomination Committee was established in 2005. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

The remit of the Nomination Committee is to identify candidates for appointment to the Board and to review the size, structure and composition of the Board. Before an appointment is made, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. If deemed appropriate, external consultants may be used to identify suitable candidates.

The duties of the Nomination Committee, as set out in its terms of reference, adhere to the recommended best practices of the Stock Exchange Code.

The Nomination Committee meets at such time as the Committee Chairman shall require. Any Committee member may convene a meeting of the Nomination Committee.

The number of meetings of the Nomination Committee held and attended by each of the Nomination Committee members during the year were:

Directors	Meeting attended	Meeting held during 2007
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	-	1

During the year, the Nomination Committee reviewed the size, structure and composition of the Board and made recommendations to the Board on the appointment of new director and board committee member of the Company.

MANAGEMENT COMMITTEE

The Management Committee is chaired by the Executive Chairman of the Board and composed of senior executives of the Group and heads of the Group's divisions. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long-term growth and profitability
- Discuss major operating issues
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

Each of the Group's divisions also holds weekly or bi-monthly operational meetings with minutes of meetings circulated to the Management Committee.

INTERNAL CONTROLS

The Group has established internal controls in all material aspects of its business including financial, operational, compliance and risk management functions. These internal controls are intended to safeguard the shareholders' investments and the Group's assets. To the extent relevant, the Group's internal control framework uses aspects from the United Kingdom's Turnbull Guidance and the internal control and risk management framework proposed by the Hong Kong Institute of Certified Public Accountants. A checklist, based on the checklist proposed by the United Kingdom's Turnbull Guidance, has been drawn up by the Company to assist the Directors in their review of the Group's internal control system.

The responsibilities for maintaining the Group's internal controls are divided between the Board and Management. The Board is responsible for setting and reviewing internal control policies to monitor the Group's internal control systems. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

The Company established an internal audit function in 2005. Audit plans, risk assessments and regular internal audit reports are presented to and reviewed by the Audit Committee and the Board of Directors.

The Board acknowledges that it is responsible for the Group's systems of internal control and for reviewing its effectiveness. Preliminary reviews of the Group's financial controls, internal control and risk management systems prior to formal reviews by the Board have been delegated to the Audit Committee in accordance with its terms of reference. The Audit Committee reviews the Group's financial controls, internal control and risk management systems at its regular Audit Committee meetings. It should be noted, however, that while a sound and well-designed system of internal control helps to provide reasonable safeguards to assist the Group in achieving its business objectives, the system itself cannot provide protection with certainty against the Group failing to meet its business objectives or against all material errors, losses, fraud or breaches of laws or regulations. For this reason, the Board's review of the internal controls should not be treated as an absolute assurance that one of the risks mentioned above would not materialise.

The Board reviewed the effectiveness of the Group's material controls, including financial, operational and compliance controls and risk management functions during the year and considered the Group's system of internal controls to be effective.

Corporate Governance

EXTERNAL AUDITOR

PricewaterhouseCoopers was first appointed as the Group's external auditor in 2001.

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

	2007 HK$'000	2006 HK$'000
External audit	**3,071**	2,940
Tax services	**428**	329
Other advisory services	**299**	238

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the annual general meeting of the Company to be held in May 2008.

A statement by PricewaterhouseCoopers about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report section of this Annual Report on pages 68 to 69.

CODE OF CONDUCT

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code of Conduct") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code of Conduct. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

The Group has adopted a Protocol on Malpractice Reporting and Investigation which sets out specific procedures facilitating whistle-blowing reports and investigation thereof.

SHAREHOLDER RELATIONS & SHAREHOLDERS' RIGHTS

All of the Company's shares are ordinary shares carrying equal voting rights. Please refer to the Directors' Report section of this Annual Report on page 67 for information regarding the public float status of the Company.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments by adopting a transparent and timely corporate disclosure policy which complies with the Listing Rules and provides all shareholders equal access to such information.

We report on financial and operating performance to shareholders twice each year through annual and interim reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's annual general meetings. A representative of the Company's external auditor is requested to attend the annual general meetings to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

We host analyst briefings twice a year after the interim and final results are released. In addition, senior management meets regularly with investors to provide information about the Group's performance and business activities. During the year, senior management held 18 group and one-on-one investor meetings.

The Legal and Corporate Secretarial Department and Corporate Communications Department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 121 and our website www.scmpgroup.com.

Corporate Governance

The Company promotes fair disclosure of information to all investors and care is taken to ensure that analyst briefings and other disclosures made by the Company comply with the Listing Rules' prohibition against selective disclosure of price sensitive information. In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications Department.

From 1990 to 2007, all annual and special general meetings of shareholders held by the Company were attended by the then incumbent chairman of the Board.

Shareholders have specific rights to convene special general meetings under the Company's Bye-Laws. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

Any shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having the right to vote at a general meeting or not less than one hundred shareholders may, by a written requisition given to the Company not less than six weeks (in case of a requisition requiring notice of a resolution) or one week (in case of any other requisition) before the general meeting, move a resolution at the general meeting.

The Company held an annual general meeting in May 2007, during which matters including the final dividend distribution, re-election of retiring Directors, authorisation of the Board to fix Directors' fee, re-appointment of external auditor, and grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. During the annual general meeting, details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circular to shareholders and read out at the meeting. All proposed resolutions were voted by poll and approved by the shareholders present at the meeting. The results of the shareholders' votes were published in the newspaper the following business day.

The Company's next annual general meeting will be held on 26 May 2008 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong.

Management Discussion and Analysis

FINANCIAL HIGHLIGHTS

• **Revenue**	**$1,251.5 million**
• **Operating profit from principal activities**	**$397.7 million**
• **Operating profit**	**$670.1 million**
• **Profit attributable to shareholders**	**$548.1 million**
• **Earnings per share**	**$0.35**
• **Total dividend per share**	**$0.18**

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2007 and 2006 were as follows:

(HK$ millions, except per share amounts)	**2007**	2006	% Change
Revenue	**1,251.5**	1,213.2	3
Staff costs	**(391.5)**	(377.1)	4
Production costs	**(176.2)**	(178.3)	(1)
Rental and utilities	**(42.4)**	(35.2)	20
Advertising and promotions	**(29.7)**	(31.0)	(4)
Other operating expenses	**(156.6)**	(148.4)	6
Operating costs before depreciation and amortisation	**(796.4)**	(770.0)	3
Depreciation and amortisation	**(57.4)**	(65.6)	(13)
Operating profit from principal activities	**397.7**	377.6	5
Other income	**4.7**	4.4	7
Fair value gain on investment properties	**266.3**	40.1	*
Impairment of non-current assets	**–**	(16.2)	(100)
Gain on disposal of financial assets available for sale	**1.4**	13.7	(90)
Operating profit	**670.1**	419.6	60
Net interest income	**6.0**	2.1	*
Share of profits of associates	**3.4**	5.8	(41)
Deferred tax on fair value gain on investment properties	**(45.0)**	(10.0)	*
Income tax	**(73.7)**	(70.1)	5
Minority interests	**(12.7)**	(8.8)	44
Profit attributable to shareholders	**548.1**	338.6	62
Earnings per share (HK cents)	**35.1**	21.7	62

* *Represents an increase in excess of 100%*

Profit attributable to shareholders increased 62% to $548.1 million, mainly due to a $221.3 million fair value gain on investment properties net of deferred tax. Operating profit from principal activities rose 5% to $397.7 million due to sustained growth in display advertising and higher contribution from magazines.

Management Discussion and Analysis

Revenue

The consolidated revenue for the years ended 31 December 2007 and 2006 by business segment and for the Group were as follows:

(HK$ millions)	**2007**	2006	% Change
Newspaper publishing	**1,056.4**	1,023.4	3
Magazine publishing	**139.0**	130.8	6
Book publishing	**16.7**	18.0	(7)
Investment properties	**19.6**	17.6	11
Video and film post-production	**16.5**	19.0	(13)
Music publishing	**3.3**	4.4	(25)
Total revenue	**1,251.5**	1,213.2	3

Operating Costs and Expenses

Operating costs and expenses for the years ended 31 December 2007 and 2006 were as follows:

(HK$ millions)	**2007**	2006	% Change
Staff costs	**391.5**	377.1	4
Production costs	**176.2**	178.3	(1)
Rental and utilities	**42.4**	35.2	20
Advertising and promotions	**29.7**	31.0	(4)
Other operating expenses	**156.6**	148.4	6
Depreciation and amortisation	**57.4**	65.6	(13)
Total operating costs and expenses	**853.8**	835.6	2

Staff costs increased 4% or $14.4 million mainly due to certain one-off items including higher bonus and severance payments. Production costs were stable, higher newsprint cost was offset by lower production costs of magazines and music publishing. Average newsprint cost rose 1% from US$613 to US$616 per metric ton. The latest market price of 48.8gsm newsprint is US$725 per ton. Rental and utilities expenses rose 20% or $7.2 million owing to higher rent of office premises.

Management Discussion and Analysis

Operating Profit from Principal Activities and EBITDA

Operating profit from principal activities and EBITDA for the years ended 31 December 2007 and 2006 by business segment and for the Group were as follows:

	Contribution to EBITDA			Contribution to operating profit from principal activities		
(HK$ millions)	**2007**	2006	% Change	**2007**	2006	% Change
Newspaper publishing	**413.3**	404.3	2	**357.3**	344.2	4
Magazine publishing	**30.4**	23.8	28	**29.2**	22.4	30
Book publishing	**(6.2)**	0.6	*	**(6.3)**	0.6	*
Investment properties	**14.7**	12.6	17	**14.7**	12.6	17
Video and film post-production	**0.7**	0.1	*	**0.6**	(4.0)	*
Music publishing	**2.2**	1.8	22	**2.2**	1.8	22
Total	**455.1**	443.2	3	**397.7**	377.6	5

* *Represents an increase/decrease in excess of 100%*

FINANCIAL REVIEW BY BUSINESS

Publishing

(HK$ millions)	**2007**	2006	% Change
Revenue			
Newspaper publishing	**1,056.4**	1,023.4	3
Magazine publishing	**139.0**	130.8	6
Book publishing	**16.7**	18.0	(7)
Total	**1,212.1**	1,172.2	3
EBITDA	**437.5**	428.7	2
Operating profit from principal activities	**380.2**	367.2	4
Net profit	**315.0**	313.0	1
EBITDA margin	**36%**	37%	
Operating margin from principal activities	**31%**	31%	

Publishing revenues grew 3% and accounted for 97% of total revenue of the Group. EBITDA and operating margin from principal activities remained stable.

The circulation of *South China Morning Post* and *Sunday Morning Post* showed a moderate increase of 2% and 1% respectively, with growth in subscriptions, hotel sales and China market most noticeable.

Display advertising revenue increased 10%, outperforming the 7% growth in newspaper ad spending in Hong Kong (source: *AdmanGo*). Yield and volume rose 6% and 4% respectively. Revenue from major customer categories was generally higher.

Management Discussion and Analysis

Recruitment advertising revenue grew 7%, mainly driven by ad volume growth. The recruitment market for junior to middle levels has been very active this year, driving up *Jiu Jik* and online recruitment advertising revenues by 27% and 35%, respectively. *Classifiedpost.com* was revamped and launched in April 2007.

Overall notices revenue was below last year by 13%. The 31% growth in the first half was more than offset by a 50% drop in the second half owing to the implementation of the HKEx rule and the trend towards eIPO which affected revenue from IPOs.

Full year revenue from results announcements and other corporate notices dropped 23% year-on-year. Revenue increased 7% in the first half of 2007 but dropped 60% in the second half when compared to the same periods last year, owing to the change in the listing rule which resulted in the abolition of the mandatory requirement to publish announcements in newspapers effective from 25 June 2007.

IPO advertising remained strong in 2007. Despite the increasing eIPO trend, our market share increased from 87% in 2006 to 94% in 2007. There were 80 main board IPOs in 2007 compared to 55 in 2006. However, the average advertising revenue per IPO was lower in the second half, owing to less IPO allotment results pages. Advertising volume was 7% lower than 2006, while revenue was 4% lower.

Operating profit of the Magazine Division rose 30% due to the strong performance of *Cosmopolitan* and *Harper's Bazaar* and reduced losses of *Maxim*. Emphasis was placed on marketing and promotion activities as well as events to drive circulation and subscription in a very competitive market.

Investment Properties

(HK$ millions)	**2007**	2006	% Change
Revenue	**19.6**	17.6	11
EBITDA	**14.7**	12.6	17
Operating profit from principal activities	**14.7**	12.6	17
Net profit	**233.4**	40.3	*

* *Represents an increase in excess of 100%*

Net profit for the year included a revaluation gain on investment properties net of deferred tax of $221.3 million, as compared with $30.1 million in 2006. Rental income increased 11% due to higher contributions from Bank of America Tower, Leighton Road properties and billboards.

Management Discussion and Analysis

Video and Film Post-Production

(HK$ millions)	**2007**	2006	% Change
Revenue	**16.5**	19.0	(13)
EBITDA	**0.7**	0.1	*
Operating profit/(loss) from principal activities	**0.6**	(4.0)	*
Net loss	**(2.5)**	(16.5)	(85)

* *Represents an increase in excess of 100%*

The Hong Kong operation was profitable while the Guangzhou operation was suspended in July 2007 due to poor business outlook. A loss of $2.3 million was recognised in 2007 following the buyback of all minority stakes in the company. The net loss of $16.5 million in 2006 included an asset impairment provision of $12.5 million for the Guangzhou operation.

Music Publishing

(HK$ millions)	**2007**	2006	% Change
Revenue	**3.3**	4.4	(25)
EBITDA	**2.2**	1.8	22
Operating profit from principal activities	**2.2**	1.8	22
Net profit	**2.2**	1.8	22

Net profit increased 22% mainly due to improved royalty income.

LIQUIDITY AND CAPITAL RESOURCES

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by committed banking facilities. The Group's financial position as at 31 December 2007 and 2006 were as follows:

(HK$ millions)	**2007**	2006	% Change
Cash and bank balances	**257.7**	255.3	1
Bank overdraft	**19.2**	12.9	49
Bank loan – current portion	–	2.0	(100)
– non-current portion	–	17.0	(100)
Shareholders' funds	**2,171.6**	1,882.8	15
Ratios:			
Gearing	–	–	
Current ratio	**2.4**	2.2	

As at 31 December 2007, the Group's only borrowing was a bank overdraft of $19.2 million denominated in Renminbi, which was payable within one year. All of the Group's other bank loans were repaid in 2007. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

Management Discussion and Analysis

As at 31 December 2007, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.4 times compared with 2.2 times as at 31 December 2006.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank overdrafts, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year ended 31 December 2007 was $373.2 million compared with $369.7 million for the same period last year. The higher cash inflow was partly offset by tax payments during the year.

Investment Activities

Net cash outflow from investing activities was $20.6 million compared with a net cash inflow of $8.3 million in 2006. The cash outflow was mainly due to capital expenditure of $18.6 million and an additional investment of $17.8 million in shares of Shangri-La Asia Limited through a rights issue. Cash inflows were derived from interest income, dividend income and proceeds from the sale of investment shares. Major items of capital expenditure in 2007 include development costs for software applications and websites revamp ($5.7 million), office renovation works ($4.5 million) and production equipment ($1.5 million). The remaining balance was mainly spent on computer and related equipment.

Financing Activities

Net cash used in financing activities was $356.5 million, mainly comprising dividend payments of $327.8 million to shareholders of the Group and $7.8 million to a minority shareholder of a subsidiary, and the repayment of bank loans of $19.0 million.

OUTLOOK

2008 presents both challenges and opportunities. The subprime crisis, concerns about an economic recession in the US and its potential impact on the world economy and volatility in the financial markets all give rise to a cautiously optimistic outlook for this year.

The full year impact of the listing rule change and the trend towards eIPO will put pressure on notices advertising revenue in 2008. In view of these changes, we plan to increase our online revenues by enhancing our investor relations website *SCMPIR.com* to drive more page views and advertisers. We also seek to attract more companies' brand and investor relations advertising by creating more relevant content within the business pages of the newspaper.

Looking ahead, we will continue to focus on our core publishing business and drive efficiencies and cost savings where possible. At the same time, we will invest in people and technology to develop new products that will drive future growth for our business.

Directors' Report

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications. The Group was also involved in property investment, video and film post-production and music publishing through its subsidiaries.

An analysis of the Group's performance for the year by business segment is set out in note 4 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchase	
– the largest supplier	20.0%
– five largest suppliers combined	59.4%
Sales	
– the largest customer	3.6%
– five largest customers combined	15.2%

Brandes Investment Partners, L.P., a substantial shareholder of the Company as at 31 December 2007, informed the Company that as at 31 December 2007, it held 2.87% of the issued capital of the holding company of one of the abovementioned five largest suppliers.

Save from the above and as far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital as at 31 December 2007 had any interest in the five largest suppliers and customers.

FINANCIAL RESULTS

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2007 are set out in the financial statements on pages 70 to 74.

Directors' Report

DIVIDEND

During the year, an interim dividend of HK8 cents (2006 : HK6 cents) per share was paid. The Directors recommend the payment of a final dividend of HK10 cents (2006 : HK13 cents) per share in respect of the year ended 31 December 2007 to the shareholders whose names appear on the register of members of the Company on Friday, 23 May 2008.

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 120.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Movements in the property, plant and equipment and details of investment properties of the Group are disclosed in note 5 and note 6 to the financial statements, respectively.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2007 are set out in note 32 to the financial statements.

ASSOCIATES

Particulars of the Group's principal associates as at 31 December 2007 are set out in note 32 to the financial statements.

BANK LOANS

Particulars of bank loans of the Group as at the balance sheet date are set out in note 17 to the financial statements.

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 14 to the financial statements.

DISTRIBUTABLE RESERVES

Details of the reserves of the Company available for distribution to shareholders as at 31 December 2007 are set out in note 15 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Movements in the reserves of the Company are disclosed in note 15 to the financial statements. Movements in the reserves of the Group are disclosed in the consolidated statement of changes in equity on page 72.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totaling HK$345,692.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors	
Mr. Kuok Khoon Ean	Chairman
Ms. Kuok Hui Kwong	
Non-executive Directors	
Mr. Roberto V. Ongpin	Deputy Chairman
Tan Sri Dr. Khoo Kay Peng	
Dr. David J. Pang	(appointed on 6 December 2007)
Mr. Robert Ng Chee Siong	(retired on 28 May 2007)
Independent Non-executive Directors	
The Hon. Ronald J. Arculli	
Mr. Peter Lee Ting Chang	
Dr. The Hon. Sir David Li Kwok Po	
Mr. Wong Kai Man	(appointed on 2 April 2007)

During the year, Mr. Robert Ng Chee Siong retired as a Director of the Company at the Annual General Meeting held on 28 May 2007. The Board would like to take this opportunity to record a special note of thanks to Mr. Ng for his valuable contributions and support during his tenure with the Company.

In accordance with Bye-Law 99 of the Company's Bye-Laws, Messrs. Ronald J. Arculli, Kuok Khoon Ean and Roberto V. Ongpin shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company.

Dr. David J. Pang was appointed as a Director of the Company on 6 December 2007. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Dr. Pang shall hold office until the conclusion of the forthcoming Annual General Meeting of the Company and is eligible for re-election at the meeting.

Directors' Report

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2007, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as otherwise notified to the Company:

	Ordinary shares of the Company		
Name of Director	**Capacity/ Nature of interests**	**Number of shares held**	**Approximate % of issued share capital***
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	16,150,000	1.035%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. The interests in the 16,150,000 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through Bonham Industries Limited. As at 31 December 2007, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited. On 15 February 2008, Dr. Khoo notified the Company and the Stock Exchange that the said 16,150,000 shares were sold and he no longer held any interest in the shares of the Company.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2007.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the year.

Apart from the aforesaid, as at 31 December 2007, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Report

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 31 December 2007, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/Nature of interests	Number of ordinary shares held	Approximate % of issued share capital*
Kerry Media Limited (Notes 1 & 2)	Beneficial owner	609,306,000	39.03%
Kerry 1989 (C.I.) Limited (Note 3)	Interest of controlled corporations	547,674,000	35.09%
Kerry Holdings Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited	Interest of controlled corporations	688,046,000	44.08%
Silchester International Investors Limited (Note 5)	Investment manager	218,603,000	14.00%
Brandes Investment Partners, L.P. (Note 5)	Investment manager	127,285,335	8.15%
Silchester International Investors International Value Equity Trust (Note 6)	Beneficial owner	114,331,634	7.32%

Notes:

1. According to the disclosure of dealings by Kerry Media Limited pursuant to the Code on Takeovers and Mergers and Share Repurchases of Hong Kong, as at 31 December 2007, Kerry Media Limited was interested in 611,702,000 shares (representing approximately 39.188% of the Company's issued share capital).

2. The interests in the 611,702,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 547,674,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

4. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. The interests in the 114,331,634 shares held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2007.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2007, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEMES

(1) Summary of terms

It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability.

During the year, the Company had two share option schemes. A share option scheme (the "Old Scheme") was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Old Scheme expired on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

Under the Old Scheme and the New Scheme (together as the "Schemes"), the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options pursuant to the Schemes shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive.

Under the Old Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date, i.e. 27 October 2007. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Old Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. The Old Scheme expired on 27 October 2007. As at 31 December 2007, there was no outstanding option granted by the Company pursuant to the Old Scheme which is valid and outstanding.

Under the New Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016. The remaining life of the New Scheme is up to 25 May 2016. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the New Scheme (when aggregated with shares to be issued upon exercise of options granted under any other share option scheme of the Company) may not exceed 10% of the shares of the Company in issue as at 25 May 2006. As at the date of this report, the total number of shares available for issue under the New Scheme was 156,094,559, representing approximately 10% of the issued share capital of the Company as at the date of this report.

The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) under the Schemes or any one of them in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time.

Directors' Report

None of the substantial shareholders of the Company has been granted any share option under the Schemes. None of the suppliers of goods or services to the Group has been granted any share option under the Schemes. No participant of the Old Scheme or the New Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Old Scheme as at 31 December 2007 are summarized below:

	Number of shares in respect of options granted
Outstanding at 1 January 2007	6,793,000
Granted during the year	–
Exercised during the year	–
Cancelled during the year	–
Lapsed during the year	(6,793,000)
Outstanding at 31 December 2007	–

Details of the movements during the year in the share options granted under the Old Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has been granted any share option under the Old Scheme.

(ii) Options granted to employees

			Number of shares involved in the options				
Date of grant	Exercise period	Exercise price/Share HK$	Outstanding at 01/01/2007	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2007
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,092,500	–	–	(1,092,500)	–
11/01/2000	11/01/2001 – 27/10/2007	5.51	740,500	–	–	(740,500)	–
20/04/2000	20/04/2001 – 27/10/2007	6.05	2,990,000	–	–	(2,990,000)	–
28/06/2001	28/06/2002 – 27/10/2007	4.95	420,000	–	–	(420,000)	–
23/09/2003	23/09/2004 – 27/10/2007	3.90	1,550,000	–	–	(1,550,000)	–
Total			6,793,000	–	–	(6,793,000)	–

During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 31 December 2007.

Directors' Report

DIRECTORS' INTEREST IN COMPETING BUSINESS

Mr. Robert Ng Chee Siong, a Non-executive Director of the Company retired on 28 May 2007, informed the Board that he held interests and/or directorships in companies engaged in businesses of property investment, development and management and operation of hotels in Hong Kong.

The Board is satisfied that property investment, development and management and operation of hotels do not form part of the Company's core business. Publishing remains the core business and focus of the Company.

Save as stated above, none of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES AS AT 31 DECEMBER 2007

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year, the Company and its subsidiaries had certain transactions which constituted connected transactions under Chapter 14A of the Listing Rules.

Certain subsidiaries of the Company had the following connected transactions and continuing connected transactions with subsidiaries of Kerry Group Limited, a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

A Transactions in respect of the financial year ended 31 December 2007

(1) Connected Transactions

(a) An agreement dated 12 January 2007 made between South China Morning Post Publishers Limited ("SCMPP"), a wholly-owned subsidiary of the Company, and Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group Limited, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement A(1)(a), the service fees were determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$1,821,000 (HK$607,000 for each of the three issues) was payable by Kerry Properties to SCMPP.

The above agreement A(1)(a) has been fully performed with three issues of the magazine published in June 2007, October 2007 and January 2008. Total aggregate amount received or receivable pursuant to the agreement amount to HK$1,776,852.

(b) On 5 September 2007, SCMP (1994) Limited ("SCMP (1994)"), a wholly-owned subsidiary of the Company, exercised its rights to take up a total of 986,815 shares issued by Shangri-La Asia Limited ("SA"), an associate (as defined in the Listing Rules) of Kerry Group Limited, under SA's rights issue at a subscription price of HK$18 per share for a total consideration of HK$17,762,670 ("Subscription"). The consideration was paid fully in cash and funded by the internal resources of the Company. After completion of the Subscription, the interest in the issued shares of SA held by SCMP (1994) increased from 8,881,345 shares (representing approximately 0.34% of the total number of issued shares of SA as at 1 August 2007) to 9,868,160 shares.

(2) Continuing Connected Transactions

(a) An agreement dated 13 December 2006 made between SCMPP and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group Limited, whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and Kerry Group Limited and its subsidiaries and associates (as defined in the Listing Rules) ("Kerry Group") for the period from 1 January 2007 to 31 December 2007.

(b) An agreement dated 13 December 2006 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007.

(c) An agreement dated 13 December 2006 made between SCMPP and the advertising agent of Shangri-La International Hotel Management Limited ("SLIHM"), an indirect wholly-owned subsidiary of SA, whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2007 to 31 December 2007.

Directors' Report

The service fees payable pursuant to the above agreements A(2)(a) to A(2)(c) were payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The aggregate amount of service fees received or receivable pursuant to the above agreements A(2)(a) to A(2)(c) for the financial year ended 31 December 2007 amounted to HK$4,665,759.

In accordance with Rule 14A.37, Chapter 14A of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transactions (the "Transactions") and confirm that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the relevant agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditor of the Company has also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions are in accordance with the pricing policy of the Group;

(c) the Transactions have been entered into in accordance with the relevant agreements governing the Transactions; and

(d) the aggregate amount received under the above agreements A(2)(a) to A(2)(c) for the financial year ended 31 December 2007 does not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 13 December 2006.

B Transactions in respect of the financial year ending 31 December 2008

(1) Connected Transaction

(a) An agreement dated 27 December 2007 made between SCMPP and Kerry Properties, whereby SCMPP will publish two issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement B(1)(a), the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$1,500,000 (average HK$750,000 for each issue) will be payable by Kerry Properties to SCMPP.

(b) An agreement dated 3 March 2008 made between SCMPP and Kerry Real Estate Agency Limited ("KREAL"), a subsidiary of Kerry Properties, whereby SCMPP will publish a premium booklet for KREAL.

Under the above agreement B(1)(b), the service fee was determined based on the editorial cost and production cost involved in providing the services. An estimated total amount of service fee of HK$870,500 will be payable by KREAL to SCMPP.

(2) Continuing Connected Transactions

(a) An agreement dated 27 December 2007 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008.

(b) An agreement dated 27 December 2007 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008.

(c) An agreement dated 27 December 2007 made between SCMPP and the advertising agent of SLIHM whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2008 to 31 December 2008.

The service fees payable pursuant to the above agreements B(2)(a) to B(2)(c) are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The Company expects that the maximum aggregate amount of service fees receivable under the above agreements B(2)(a) to B(2)(c) for the financial year ending 31 December 2008 will be HK$7 million as stated in the Company's announcement dated 27 December 2007.

All the above connected transactions and continuing connected transactions have been disclosed in accordance with Rules 14A.32 and 14A.35, Chapter 14A of the Listing Rules, respectively.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

VALUATION OF PUBLISHING TITLES

The Company has appointed American Appraisal China Limited (the "Valuer"), an independent valuer, to value two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") on an open market basis. As at 31 December 2007, the Valuer had valued the Publishing Titles at HK$3.246 billion and the Directors had adopted this valuation in their annual valuation of the Publishing Titles as at 31 December 2007 ("2007 Valuation").

The Valuer had valued the Publishing Titles at HK$4.369 billion as at 31 December 2004 ("2004 Valuation") and the Directors had adopted the 2004 Valuation in the annual valuation of the Publishing Titles as at 31 December 2004, 2005 and 2006. The Company was informed by the Valuer in 2007 that a modeling error was made in 2004 Valuation which would result in the reduction of the 2004 Valuation from HK$4.369 billion to HK$3.037 billion.

The 2004 Valuation was not reflected in the Group's financial statements as the then accounting principles generally accepted in Hong Kong and the accounting policies of the Company require publishing titles with indefinite useful lives to be stated at cost less any accumulated amortisation and any accumulated impairment losses. The Publishing Titles were acquired in 1987 and their useful lives had been determined to be 10 years. The cost of HK$1.82 billion was fully amortised by 1997. Publishing titles that have been fully amortised in prior years have not been restated. They are included in the Group's financial statements at zero carrying amounts. Likewise, the 2007 Valuation is not reflected in the Group's financial statements. The Board has decided that it will no longer have valuations of Publishing Titles in the future.

Directors' Report

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. Details of the Company's corporate governance practices are set out in the "Corporate Governance" section of this Annual Report on pages 42 to 49.

PUBLIC FLOAT

Immediately following the close of the mandatory conditional offer made by Kerry Media Limited (the "Offeror"), details of which are set out in the Offeror's offer document dated 4 January 2008 (the "Offer Document"), (i) the Offeror and members of its concert group owned in aggregate 1,169,543,308 shares of the Company, representing approximately 74.93% of issued share capital of the Company; (ii) approximately 14.06% of the Company's issued shares was held/controlled by Silchester International Investors Limited ("Silchester"), a substantial shareholder and, thus, a connected person of the Company; and (iii) approximately 11.01% of the issued shares of the Company was held by the public. The Company is required to restore the public float to 25% under Rule 8.08(1)(a) of the Listing Rules and an application was made to the Stock Exchange initially for a waiver from strict compliance with Rule 8.08(1)(a) for a period up to 6 July 2008. Trading in the shares of the Company was suspended as from 27 February 2008 and the Stock Exchange indicated that suspension should continue until the 25% public float is restored. Details of the public float arrangements have been disclosed in the Company's announcement dated 6 March 2008.

AUDITOR

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 31 March 2008

Independent Auditor's Report

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SCMP Group Limited (the "Company") and its subsidiaries (together the "Group") set out on pages 70 to 119, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the consolidated financial statements.

Independent Auditor's Report

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 31 March 2008

Audited Financial Statements

CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**534,154**	566,953
Investment properties	6	**1,040,100**	773,800
Lease premium for land	7	**31,588**	32,609
Intangible assets	8	**29,542**	34,920
Interests in associates	10	**55,888**	53,169
Available-for-sale financial assets	11	**292,722**	208,516
Defined benefit plan's assets	28(a)	**47,808**	39,611
		2,031,802	1,709,578
Current assets			
Inventories	12	**23,076**	29,252
Accounts receivable	13	**231,304**	281,771
Prepayments, deposits and other receivables		**16,330**	17,028
Cash and bank balances	31(c)	**257,685**	255,306
		528,395	583,357
Total assets		**2,560,197**	2,292,935
EQUITY			
Capital and reserves			
Share capital	14	**156,095**	156,095
Reserves		**1,859,438**	1,523,737
Proposed dividend		**156,095**	202,923
	15(a)	**2,015,533**	1,726,660
Shareholders' funds		**2,171,628**	1,882,755
Minority interests		**16,567**	11,832
Total equity		**2,188,195**	1,894,587
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured	17	**-**	17,000
Deferred income tax liabilities	18	**151,408**	111,833
		151,408	128,833
Current liabilities			
Accounts payable and accrued liabilities	19	**153,402**	149,881
Subscriptions in advance		**25,795**	23,037
Current income tax liabilities		**22,225**	81,672
Short-term bank loan, unsecured	17	**-**	1,990
Bank overdraft, secured	17	**19,172**	12,935
		220,594	269,515
Total liabilities		**372,002**	398,348
Total equity and liabilities		**2,560,197**	2,292,935
Net current assets		**307,801**	313,842
Total assets less current liabilities		**2,339,603**	2,023,420

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

Audited Financial Statements

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	**2007 HK$'000**	2006 HK$'000
Revenue	4	**1,251,543**	1,213,156
Other income		**4,742**	4,436
Staff costs	21	**(391,472)**	(377,084)
Cost of production materials		**(176,172)**	(178,350)
Rental and utilities		**(42,364)**	(35,226)
Depreciation and amortisation		**(57,437)**	(65,609)
Advertising and promotion		**(29,702)**	(30,989)
Other operating expenses		**(156,686)**	(148,341)
Fair value gain on investment properties		**266,300**	40,070
Gain on disposal of available-for-sale financial assets		**1,370**	13,680
Impairment of non-current assets		**-**	(16,186)
Operating profit	22	**670,122**	419,557
Net interest income	23	**6,008**	2,128
Share of profits of associates		**3,380**	5,790
Profit before income tax		**679,510**	427,475
Income tax expense	24	**(118,747)**	(80,047)
Profit for the year		**560,763**	347,428
Attributable to:			
Shareholders	25	**548,084**	338,584
Minority interests		**12,679**	8,844
		560,763	347,428
Dividends	26	**280,971**	296,580
Earnings per share			
Basic and diluted	27	**35.11 cents**	21.69 cents

Audited Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Attributable to shareholders								
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2006	197,066	865,672	93,216	3,624	(35,938)	596,864	1,720,504	10,406	1,730,910
Available-for-sale financial assets									
- Fair value gain taken to equity	-	-	76,248	-	-	-	76,248	-	76,248
- Transfer to profit or loss on disposal	-	-	(9,662)	-	-	-	(9,662)	-	(9,662)
Exchange differences on consolidation	-	-	-	-	6,833	-	6,833	82	6,915
Net income recognised directly in equity	-	-	66,586	-	6,833	-	73,419	82	73,501
Profit for the year	-	-	-	-	-	338,584	338,584	8,844	347,428
Total recognised income for the year	-	-	66,586	-	6,833	338,584	412,003	8,926	420,929
Dividends	-	-	-	-	-	(249,752)	(249,752)	(7,500)	(257,252)
Balance at 31 December 2006	197,066	865,672	159,802	3,624	(29,105)	685,696	1,882,755	11,832	1,894,587
Balance at 1 January 2007	**197,066**	**865,672**	**159,802**	**3,624**	**(29,105)**	**685,696**	**1,882,755**	**11,832**	**1,894,587**
Available-for-sale financial assets									
- Fair value gain taken to equity	-	-	**67,139**	-	-	-	**67,139**	-	**67,139**
- Transfer to profit or loss on disposal	-	-	**(1,218)**	-	-	-	**(1,218)**	-	**(1,218)**
Exchange differences on consolidation	-	-	-	-	**2,667**	-	**2,667**	**(144)**	**2,523**
Net income recognised directly in equity	-	-	**65,921**	-	**2,667**	-	**68,588**	**(144)**	**68,444**
Profit for the year	-	-	-	-	-	**548,084**	**548,084**	**12,679**	**560,763**
Total recognised income for the year	-	-	**65,921**	-	**2,667**	**548,084**	**616,672**	**12,535**	**629,207**
Dividends	-	-	-	-	-	**(327,799)**	**(327,799)**	**(7,800)**	**(335,599)**
Balance at 31 December 2007	**197,066**	**865,672**	**225,723**	**3,624**	**(26,438)**	**905,981**	**2,171,628**	**16,567**	**2,188,195**

Audited Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Cash flows from operating activities			
Cash generated from operations	31(a)	**511,831**	428,465
Hong Kong profits tax paid		**(138,269)**	(58,243)
Overseas tax paid		**(353)**	(485)
Net cash generated from operating activities		**373,209**	369,737
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		**(18,617)**	(24,415)
Purchase of available-for-sale financial assets		**(17,763)**	–
Interest received		**7,799**	5,297
Dividends received from:			
Listed investments		**2,368**	2,612
Associates		**3,957**	4,855
Proceeds from sale of available-for-sale financial assets		**1,609**	19,744
Proceeds from sale of property, plant and equipment		**63**	226
Net cash (used in)/generated from investing activities		**(20,584)**	8,319
Cash flows from financing activities			
Repayment of long-term bank loans	31(b)	**(17,000)**	(50,000)
Repayment of short-term bank loans	31(b)	**(1,990)**	–
Dividends paid to a minority shareholder of a subsidiary	31(b)	**(7,800)**	(7,500)
Dividends paid	26	**(327,799)**	(249,752)
Interest paid		**(1,894)**	(3,169)
Net cash used in financing activities		**(356,483)**	(310,421)
Net (decrease)/increase in cash and cash equivalents		**(3,858)**	67,635
Cash and cash equivalents at 1 January		**242,371**	174,736
Cash and cash equivalents at 31 December		**238,513**	242,371
Analysis of cash and cash equivalents			
Cash and bank balances	31(c)	**257,685**	255,306
Bank overdraft		**(19,172)**	(12,935)
		238,513	242,371

Audited Financial Statements

BALANCE SHEET
As at 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Interests in subsidiaries	9	**1,359,248**	1,360,422
Current assets			
Cash and bank balances	31(c)	**609**	609
Total assets		**1,359,857**	1,361,031
EQUITY			
Capital and reserves			
Share capital	14	**156,095**	156,095
Reserves		**1,047,667**	1,002,013
Proposed dividend		**156,095**	202,923
	15(b)	**1,203,762**	1,204,936
Total equity		**1,359,857**	1,361,031

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, video and film post-production, properties investment and music publishing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets, as further explained below.

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2007, including the following that are relevant to the Group's operations:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

HKAS 1 Amendment introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosures are set out in note 16 to the financial statements.

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, in addition to the information previously required to be disclosed by HKAS 32, Financial Instruments: Disclosures and presentation. These disclosures are provided throughout these financial statements, in particular in note 20 to the financial statements.

HK(IFRIC)-Int 8 applies to share-based payment transactions in which an entity cannot identify specifically some or all of the goods or services received. The Group has not made any share-based payments during the years ended 31 December 2007 and 2006 and the adoption of HK(IFRIC)-Int 8 has no impact on the financial statements.

HK(IFRIC)-Int 9 provides that an entity shall assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract and generally prohibits subsequent reassessment. The adoption of HK(IFRIC)-Int 9 has not resulted in any change in the Group's accounting policies.

HK(IFRIC)-Int 10 prohibits an entity to reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Group has not recognised impairment losses in respect of goodwill or equity investments or financial assets carried at cost in any interim periods during years ended 31 December 2007 and 2006 and the adoption of HK(IFRIC)-Int 10 has no impact on the financial statements.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit for the year between minority interests and the shareholders of the Company.

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) *Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets of the associates under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

(d) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities.

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms.

(e) Employee benefits

(i) *Employee retirement schemes*

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the income statement as incurred. For the DC and Top-up schemes, the amounts charged to the income statement may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which have similar terms as the related liabilities. Actuarial gains and losses are recognised in the income statement over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(ii) Share-based compensation

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the income statement and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the market vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable, and the impact taken to the income statement, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

(f) Intangible assets

(i) Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less accumulated impairment losses.

Goodwill acquired in relation to subsidiaries is allocated to cash-generating units and is presented as an intangible asset in the consolidated balance sheet. Goodwill acquired in relation to associates is included in the carrying amounts of the associates.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) Publishing titles

Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(iii) *Software cost*

Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

(g) Property, plant and equipment

Property, plant and equipment, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Fair value gains on property, plant and equipment are dealt with in the asset revaluation reserve. Fair value losses are charged to the income statement to the extent that they exceed fair value gains arising previously on the individual assets. A subsequent fair value increase is recognised as income to the extent that it reverses a fair value loss of the same asset previously charged to the income statement.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts of the property, plant and equipment to their residual values over estimated useful lives. Leasehold buildings are depreciated over a period of 25 to 50 years. Other fixed assets (other than leasehold improvements) are depreciated over 2 to 20 years. Leasehold improvements, which are included as part of other fixed assets, are depreciated over the lease term of 2 to 50 years or their estimated useful lives, whichever is shorter. No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(h) Impairment of assets

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the income statement except where an item of property, plant and equipment has been revalued and the impairment loss does not exceed the balance in the asset revaluation reserve, in which case the impairment loss is recognised as a reduction in the asset revaluation reserve.

(i) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the income statement. The methods used to determine the fair values of the investment properties are set out in note 6.

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(j) Financial instruments

The Group's financial instruments comprise available-for-sale financial assets, accounts receivable, cash and bank balances, accounts payable, bank loans and overdraft and share capital.

(i) *Available-for-sale financial assets*

Available-for-sale financial assets represent share investments that are not held for trading purposes.

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the shares. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair values are recognised in investment revaluation reserve. When the shares are subsequently sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets.

The fair values of quoted investments are determined directly by reference to published price quotations from the relevant stock exchanges. For unlisted shares, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that the available-for-sale financial assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from investment revaluation reserve and recognised in the income statement. Impairment losses previously recognised are not reversed through the income statement.

Dividends from available-for-sale financial assets are recognised when the right to receive payment is established.

(ii) *Accounts receivable*

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for impairment. An allowance for impairment on accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairment loss is recognised in the income statement.

(iii) *Cash and bank balances*

Cash and bank balances comprise cash on hand and demand deposits, and other short term highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

For the purpose of consolidated cash flow statement, cash and cash equivalents represent cash and bank balances with original maturities of three months or less and bank overdrafts that are repayable on demand. Bank overdrafts are shown separately as current liabilities in the balance sheet.

Interest income on bank deposits is recognised on a time proportion basis, taking into account the principal amounts outstanding and the effective interest rates applicable.

(iv) Accounts payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

(v) Bank loans and overdraft

Interest-bearing bank loans and overdraft are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings as finance costs in the income statement.

(vi) Share capital

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(l) Income tax expense

Tax expense is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current income tax is based on estimated assessable profits for the year. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Unpaid current income tax for current and prior periods is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Foreign currency transactions

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on available-for-sale financial assets are included in the investment revaluation reserve.

(iii) Group companies

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(n) Leases

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liabilities is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(p) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segment operating in other economic environments.

The Group has determined that business segments are to be presented as the primary reporting format. No geographical reporting format is presented as Group's businesses are substantially based in Hong Kong.

(q) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Recently issued HKFRSs

At the date of approval of these financial statements, the following standards, revision to standards and interpretations relevant to the Group have been issued but were not yet effective:

HKAS 23 (Revised):	Borrowing Costs
HKFRS 8:	Operating Segments
HK(IFRIC)-Int 11:	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC)-Int 14:	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

HKAS 23 (Revised) and HKFRS 8 will be effective for the year ended 31 December 2009. HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 will be effective for the year ended 31 December 2008. The Group has not early adopted these standards.

Currently, HKAS 23 allows an entity to choose between the benchmark treatment, under which all borrowing costs are recognised as expense when incurred, or the allowed alternative treatment, under which borrowing costs are capitalised to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. The principal change in HKAS 23 (Revised) was to eliminate the benchmark treatment. The adoption of HKAS 23 (Revised) is not expected to have a significant impact on the Group's financial statements as none of the Group's principal activities involves the acquisition, construction or production of qualifying assets.

HKFRS 8 provides for a new mechanism in the identification of reportable segments based on management reporting system. This standard also sets out the criteria for the aggregation of two or more operating segments and the quantitative thresholds for segmental disclosures.

HK(IFRIC)-Int 11 provides guidance on how to account for share-based payment arrangements involving an entity's own equity instruments and those involving equity instruments of the parent.

HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement.

The Group is in the process of assessing HKFRS 8, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 but is not yet in a position to state whether these standards and interpretations would have a significant impact on its financial statements.

(s) Comparative figures

Certain comparative figures have been reclassified to conform to current year's presentation for a fairer representation of the Group's activities. These reclassifications have no effect on financial position, profit for the year or the cash flows of the Group.

3. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 28(a).

Fair value of investment properties

The valuation of investment properties is performed in accordance with the "Valuation Standards on Valuation of Properties" published by the Hong Kong Institute of Surveyors. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including:

(i) comparable sales transactions as available in the relevant market;

(ii) rental income derived from the existing tenancies with due provision for any reversionary income potential; and

(iii) current cost of replacement of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimisation.

Details of the valuation approach adopted for the Group's investment properties are disclosed in note 6 to the financial statements.

4. REVENUE AND SEGMENT INFORMATION

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income. Total revenue from these principal activities amounted to HK$1,251,543,000 and HK$1,213,156,000 for the years ended 31 December 2007 and 2006 respectively.

An analysis of the Group's revenue for the year is as follows:

	2007 HK$'000	2006 HK$'000
Revenue		
Newspapers, magazines and other publications	**1,212,083**	1,172,208
Investment properties	**19,651**	17,559
Video and film post-production	**16,545**	19,035
Music publishing	**3,264**	4,354
	1,251,543	1,213,156

Revenue from newspapers, magazines and other publications included revenue of HK$7,154,000 (2006: HK$6,957,000) arising from exchanges of goods or services with third parties.

Substantially all the activities of the Group are based in Hong Kong and below is segment information by business segment:

Year ended 31 December 2007

	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Total HK$'000
Revenue	1,212,083	19,651	16,545	3,264	1,251,543
Segment results and operating profit	386,346	280,956	581	2,239	670,122
Share of profits of associates	3,380	-	-	-	3,380
Net interest income	6,697	-	(689)	-	6,008
Profit/(loss) before income tax	396,423	280,956	(108)	2,239	679,510
Income tax expense	(71,159)	(47,588)	-	-	(118,747)
Profit /(loss) for the year	325,264	233,368	(108)	2,239	560,763
Segment assets	1,450,731	1,043,818	7,906	1,854	2,504,309
Interests in associates	55,888	-	-	-	55,888
Total assets	1,506,619	1,043,818	7,906	1,854	2,560,197
Segment liabilities	(182,422)	(11,602)	(3,076)	(1,269)	(198,369)
Current income tax and deferred income tax liabilities	(102,743)	(70,890)	-	-	(173,633)
Total liabilities	(285,165)	(82,492)	(3,076)	(1,269)	(372,002)
Capital expenditure	18,170	-	443	4	18,617
Depreciation	48,374	-	115	9	48,498
Amortisation of intangible assets	7,918	-	-	-	7,918
Amortisation of lease premium for land	1,021	-	-	-	1,021

Year ended 31 December 2006

	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Total HK$'000
Revenue	1,172,208	17,559	19,035	4,354	1,213,156
Segment results and operating profit	381,563	52,659	(16,457)	1,792	419,557
Share of profits of associates	5,790	–	–	–	5,790
Net interest income	2,988	–	(860)	–	2,128
Profit/(loss) before income tax	390,341	52,659	(17,317)	1,792	427,475
Income tax expense	(67,735)	(12,312)	–	–	(80,047)
Profit/(loss) for the year	322,606	40,347	(17,317)	1,792	347,428
Segment assets	1,454,708	777,063	6,605	1,390	2,239,766
Interests in associates	53,169	–	–	–	53,169
Total assets	1,507,877	777,063	6,605	1,390	2,292,935
Segment liabilities	(170,831)	(10,066)	(22,348)	(1,598)	(204,843)
Current income tax and deferred income tax liabilities	(166,170)	(27,335)	–	–	(193,505)
Total liabilities	(337,001)	(37,401)	(22,348)	(1,598)	(398,348)
Capital expenditure	23,457	730	225	3	24,415
Depreciation	53,203	–	4,114	15	57,332
Amortisation of intangible assets	7,256	–	–	–	7,256
Amortisation of lease premium for land	1,021	–	–	–	1,021
Impairment losses	3,644	–	12,542	–	16,186

5. PROPERTY, PLANT AND EQUIPMENT

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2006				
Cost or valuation	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	(70,823)	(629,562)	(53)	(700,438)
Net book value at 1 January 2006	238,045	384,431	549	623,025
Net book value at 1 January 2006	238,045	384,431	549	623,025
Additions	–	7,715	9,585	17,300
Disposals	–	(413)	-	(413)
Impairment losses	(3,644)	(12,542)	-	(16,186)
Reclassification/transfer	–	9,408	(9,408)	–
Depreciation	(6,564)	(50,768)	–	(57,332)
Translation differences	–	559	–	559
Net book value at 31 December 2006	227,837	338,390	726	566,953
At 31 December 2006				
Cost or valuation	308,868	1,018,489	779	1,328,136
Accumulated depreciation and impairment losses	(81,031)	(680,099)	(53)	(761,183)
Net book value at 31 December 2006	227,837	338,390	726	566,953

	Leasehold buildings HK$'000	**Other fixed assets HK$'000**	**Assets in progress HK$'000**	**Total HK$'000**
At 1 January 2007				
Cost or valuation	**308,868**	**1,018,489**	**779**	**1,328,136**
Accumulated depreciation and impairment losses	**(81,031)**	**(680,099)**	**(53)**	**(761,183)**
Net book value at 1 January 2007	**227,837**	**338,390**	**726**	**566,953**
Net book value at 1 January 2007	**227,837**	**338,390**	**726**	**566,953**
Additions	**-**	**5,657**	**10,270**	**15,927**
Disposals	**-**	**(264)**	**(34)**	**(298)**
Reclassification/transfer	–	**8,766**	**(8,766)**	–
Depreciation	**(6,480)**	**(42,018)**	**-**	**(48,498)**
Translation differences	–	**70**	**-**	**70**
Net book value at 31 December 2007	**221,357**	**310,601**	**2,196**	**534,154**
At 31 December 2007				
Cost or valuation	**308,868**	**1,028,684**	**2,249**	**1,339,801**
Accumulated depreciation and impairment losses	**(87,511)**	**(718,083)**	**(53)**	**(805,647)**
Net book value at 31 December 2007	**221,357**	**310,601**	**2,196**	**534,154**

Other property, plant and equipment include plant and machinery, computer and office equipment and leasehold improvements.

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Analysis of cost and valuation as at 31 December 2007:				
At cost	299,673	1,028,684	2,249	1,330,606
At valuation - 1990	9,195	-	-	9,195
	308,868	1,028,684	2,249	1,339,801
Analysis of cost and valuation as at 31 December 2006:				
At cost	299,673	1,018,489	779	1,318,941
At valuation - 1990	9,195	-	-	9,195
	308,868	1,018,489	779	1,328,136

One of the Group's leasehold buildings was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year's financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$2,601,000 (2006: HK$2,947,000).

6. INVESTMENT PROPERTIES

	Group	
	2007 HK$'000	2006 HK$'000
At 1 January	**773,800**	733,000
Additions	**-**	730
Fair value gain	**266,300**	40,070
At 31 December	**1,040,100**	773,800

Particulars of investment properties held by the Group

Property		Type	Lease term
(i)	20th and 21st Floors and Car Parking Spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Offices and car parking spaces	Long
(ii)	The lobby on Ground Floor and the front portion of the 1st, 2nd and 3rd Floors, No. 1 Leighton Road and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong	Retail shops, offices and advertising board spaces	Medium
(iii)	Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Workshop unit	Medium
(iv)	Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong	Vacant property	Medium

The investment properties were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation represents the estimated amounts for which the properties should exchange between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Properties (i), (ii) and (iii) above have been valued by direct comparison approach by making reference to comparable sales transactions as available in the relevant market or where appropriate by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interests. Property (iv) has been valued by the Depreciated Replacement Costs ("DRC") approach. The DRC is the current cost of replacement (reproduction) less deductions for physical deterioration and all relevant forms of obsolescence and optimisation.

For the year ended 31 December 2007, direct operating expenses of HK$1,117,000 (2006: HK$522,000) arising from investment properties that generated rental income and HK$3,487,000 (2006: HK$4,050,000) arising from investment properties that did not generate rental income were charged to the consolidated income statement.

As at 31 December 2007, the Group's total future minimum rental receivables under non-cancelable operating leases for its investment properties are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Not later than one year	**20,187**	11,834
Later than one year but not later than five years	**27,178**	5,554
	47,365	17,388

7. LEASE PREMIUM FOR LAND

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**32,609**	33,630
Amortisation	**(1,021)**	(1,021)
At 31 December	**31,588**	32,609

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

	2007	2006
	HK$'000	HK$'000
In Hong Kong held on:		
Leases of over 50 years	**-**	17,906
Leases of between 10 to 50 years	**31,588**	14,703
	31,588	32,609

8. INTANGIBLE ASSETS

	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
Net book value at 1 January 2006	–	35,379	412	35,791
Additions	–	18	6,367	6,385
Reclassification	–	1,606	(1,606)	–
Amortisation	–	(7,256)	–	(7,256)
Net book value at 31 December 2006	–	29,747	5,173	34,920
At 31 December 2006				
Cost	1,820,000	49,898	5,173	1,875,071
Accumulated amortisation	(1,820,000)	(20,151)	–	(1,840,151)
Net book value	–	29,747	5,173	34,920
At 1 January 2007				
Cost	**1,820,000**	**49,898**	**5,173**	**1,875,071**
Accumulated amortisation	**(1,820,000)**	**(20,151)**	**–**	**(1,840,151)**
Net book value	**–**	**29,747**	**5,173**	**34,920**
Net book value at 1 January 2007	**–**	**29,747**	**5,173**	**34,920**
Additions	**–**	**822**	**1,868**	**2,690**
Disposals	**–**	**–**	**(150)**	**(150)**
Reclassification	**–**	**6,377**	**(6,377)**	**–**
Amortisation	**–**	**(7,918)**	**–**	**(7,918)**
Net book value at 31 December 2007	**–**	**29,028**	**514**	**29,542**
At 31 December 2007				
Cost	**1,820,000**	**57,097**	**514**	**1,877,611**
Accumulated amortisation	**(1,820,000)**	**(28,069)**	**–**	**(1,848,069)**
Net book value	**–**	**29,028**	**514**	**29,542**

9. INTERESTS IN SUBSIDIARIES

	Company	
	2007 HK$'000	2006 HK$'000
Unlisted shares, at costs	**–**	–
Amounts due from subsidiaries	**1,359,248**	1,360,422
	1,359,248	1,360,422

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in note 32 to the financial statements.

10. INTERESTS IN ASSOCIATES

	Group	
	2007	2006
	HK$'000	HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**45,879**	43,157
Unlisted shares	**4,612**	4,992
	50,491	48,149
Goodwill	**6,346**	5,938
Amounts due to associates	**(949)**	(918)
	55,888	53,169
Fair value of shares held in a listed associate	**126,406**	143,777

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Summarised financial information in respect of the Group's associates is set out below:

	Group	
	2007	2006
	HK$'000	HK$'000
Total assets	**438,086**	425,183
Total liabilities	**(213,966)**	(211,153)
Net assets	**224,120**	214,030
Group's share of associates' net assets	**50,491**	48,149
Revenue	**415,263**	413,479
Profit for the year	**11,246**	26,226
Group's share of associates' profits for the year	**3,380**	5,790

Details of the principal associates are set out in note 32 to the financial statements.

11. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2007	2006
	HK$'000	HK$'000
Listed equity shares, at fair value		
Hong Kong	**292,722**	208,516

12. INVENTORIES

	Group	
	2007	2006
	HK$'000	HK$'000
Raw materials	**22,487**	24,335
Work in progress	**548**	322
Finished goods	**41**	4,595
	23,076	29,252

The amount of inventories recognised as expense during the year was HK$107,481,000 (2006: HK$106,418,000).

13. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable is as follows:

	Group			
	2007		2006	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	HK$'000	%
Current	**149,374**	**63.7**	165,459	58.0
Less than 30 days past due	**22,184**	**9.5**	25,376	8.9
31 to 60 days past due	**45,832**	**19.5**	49,473	17.3
61 to 90 days past due	**15,599**	**6.7**	31,811	11.1
Over 90 days past due	**1,505**	**0.6**	13,223	4.7
Total	**234,494**	**100.0**	285,342	100.0
Less: Allowance for impairment	**(3,190)**		(3,571)	
	231,304		281,771	

The carrying amounts of the accounts receivable are reasonable approximation of their fair values.

Accounts receivable that are neither past due nor impaired amounted to HK$149,374,000 (2006: HK$165,459,000). These balances relate to a wide range of customers for whom there was no recent history of default.

Below is an ageing analysis of accounts receivable that are past due as at the reporting date but not impaired:

	Group	
	2007	2006
	HK$'000	HK$'000
Less than 30 days past due	**20,778**	27,929
31 to 60 days past due	**45,525**	49,386
61 to 90 days past due	**15,526**	32,544
Over 90 days past due	**101**	6,453
Total accounts receivable past due but not impaired	**81,930**	116,312

Accounts receivable past due but not impaired represent balances that the Group considered to be fully recoverable based on past experience. A portion of these balances is secured by cash deposit placed by customers or bank guarantees.

The movement in the allowance for impairment during the year is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**3,571**	8,588
Impairment provision made	**2,430**	3,286
Amounts written off as uncollectible	**(633)**	(828)
Amounts recovered during the year	**24**	116
Impairment provision reversed	**(2,202)**	(7,591)
At 31 December	**3,190**	3,571

The Group assesses its accounts receivable individually to determine their recoverability and the allowance for impairment account is used to record the provision made as a result of such assessments. The ending balance of the allowance for impairment represents accounts that were past due over an extended period of time and the Group considers that they may not be recoverable.

14. SHARE CAPITAL

	Group and Company	
	2007	2006
	HK$'000	HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2006: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

During the year, the Company had two share option schemes. A share option scheme (the "Old Scheme") was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Old Scheme expired on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2007 (the "Adoption Date").

Under the Old Scheme and the New Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive"). No consideration is required to be paid by the Executive upon acceptance of the options. Under the Old Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date, i.e. 27 October 2007. Under the New Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016.

Movements in the number of share options outstanding under the Old Scheme during the year are as follows:

	No. of shares in respect of options granted		Weighted average exercise price	
	2007	2006	**2007**	2006
			HK$	HK$
Outstanding at 1 January	**6,793,000**	7,353,000	**5.26**	5.27
Granted during the year	**-**	-	**-**	-
Exercised during the year	**-**	-	**-**	-
Lapsed during the year	**(6,793,000)**	(560,000)	**5.26**	5.34
Outstanding at 31 December (Note (a))	**-**	6,793,000	**-**	5.26
Exercisable at 31 December	**-**	6,793,000	**-**	5.26

No share options under the Old Scheme were cancelled during the year (2006: Nil).

Note (a)

Share options granted under the Old Scheme at the end of the year have the following terms:

	Date of grant	Exercise period	Exercise price per share HK$	2007 No. of shares in respect of options granted	2006 No. of shares in respect of options granted
Other employees	02/08/1999	02/08/2000-27/10/2007	5.00	-	1,092,500
	11/01/2000	11/01/2001-27/10/2007	5.51	-	740,500
	20/04/2000	20/04/2001-27/10/2007	6.05	-	2,990,000
	28/06/2001	28/06/2002-27/10/2007	4.95	-	420,000
	23/09/2003	23/09/2004-27/10/2007	3.90	-	1,550,000
				-	6,793,000

The Old Scheme expired on 27 October 2007 and all outstanding options granted under the Old Scheme lapsed. As at 31 December 2006, share options outstanding under the Old Scheme had a weighted average remaining contractual life of 0.82 year.

During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 31 December 2007.

15. RESERVES

(a) Group

Movements of the Group's reserves for the year ended 31 December 2007 and 2006 are presented in the consolidated statement of changes in equity on page 72.

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

(b) Company

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2006	40,971	1,143,550	175,697	1,360,218
Profit for the year	–	–	94,470	94,470
2005 final dividend distribution	–	–	(156,095)	(156,095)
2006 interim dividend distribution	–	–	(93,657)	(93,657)
At 31 December 2006	40,971	1,143,550	20,415	1,204,936
At 1 January 2007	**40,971**	**1,143,550**	**20,415**	**1,204,936**
Profit for the year	**–**	**–**	**326,625**	**326,625**
2006 final dividend distribution	**–**	**–**	**(202,923)**	**(202,923)**
2007 interim dividend distribution	**–**	**–**	**(124,876)**	**(124,876)**
At 31 December 2007	**40,971**	**1,143,550**	**19,241**	**1,203,762**

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2006: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

16. CAPITAL MANAGEMENT

The Group's primary objective when managing capital is to safeguard the Group's ability to continue its businesses as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group structures its capital with due consideration to risk. The Group manages and adjusts its capital structure in the light of the changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, repurchase shares of the Company from shareholders, issue new shares, or increase or reduce borrowings.

As at 31 December 2007, the Group's net debt-to-capital ratio is zero (2006: zero). For the purpose of calculating the net debt-to-capital ratio, the Group defines net debt as total debt (which includes bank loans and overdrafts) less cash and bank balances, and capital as all components of equity.

17. BANK LOANS AND OVERDRAFT

As at 31 December 2007, the Group's bank loans and overdraft were repayable as follows:

	Group	
	2007 HK$'000	2006 HK$'000
Within one year	**19,172**	14,925
In the third to fifth year	**-**	17,000
	19,172	31,925

The carrying amounts of the bank loans and overdraft are reasonable approximations of their fair values.

18. DEFERRED INCOME TAX LIABILITIES

Deferred income tax liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2006: 17.5%).

The movement on the deferred income tax liabilities account is as follows:

	Group	
	2007 HK$'000	2006 HK$'000
At 1 January	**111,833**	105,461
Charge to income statement for the year (note 24)	**39,575**	6,372
At 31 December	**151,408**	111,833

The movements in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

Group

Deferred income tax liabilities	Accelerated tax depreciation		Fair value gains on investment properties		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**102,443**	106,194	**11,089**	1,068	**2,076**	1,591	**115,608**	108,853
Charge/(credit) to income statement	**(3,303)**	(3,751)	**44,990**	10,021	**(78)**	485	**41,609**	6,755
At 31 December	**99,140**	102,443	**56,079**	11,089	**1,998**	2,076	**157,217**	115,608

Group

Deferred income tax assets	Provisions		Tax losses		Others		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**(429)**	(1,606)	**(3,280)**	(1,771)	**(66)**	(15)	**(3,775)**	(3,392)
Charge/(credit) to income statement	**(78)**	1,177	**(1,956)**	(1,509)	**-**	(51)	**(2,034)**	(383)
At 31 December	**(507)**	(429)	**(5,236)**	(3,280)	**(66)**	(66)	**(5,809)**	(3,775)

	Group	
	2007	2006
	HK$'000	HK$'000
Deferred income tax liabilities	**157,217**	115,608
Deferred income tax assets	**(5,809)**	(3,775)
	151,408	111,833

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses of HK$275,011,000 (2006: HK$258,485,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Expiring within one year	**1,998**	1,794
Expiring in the second to fifth year	**40,694**	28,295
After the fifth year	**232,319**	228,396
	275,011	258,485

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable:

	Group			
	2007		2006	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**20,114**	**86.2**	29,888	80.2
31 to 60 days	**947**	**4.1**	4,436	11.9
61 to 90 days	**241**	**1.0**	333	0.9
Over 90 days	**2,025**	**8.7**	2,609	7.0
Total accounts payable	**23,327**	**100.0**	37,266	100.0
Accrued liabilities	**130,075**		112,615	
Total accounts payable and accrued liabilities	**153,402**		149,881	

The carrying amounts of accounts payable are reasonable approximation of their fair values.

20. FINANCIAL INSTRUMENTS

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

(a) Interest rate risk

The Group has cash balances placed with authorised financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

All of the Group's bank loans and overdraft are arranged at floating interest rates and exposed to interest rate risk. The Group manages the risk by setting roll-over periods of various duration after due consideration of market conditions and expectation of future interest rate.

The following table details the interest rate profile of the Group's short-term bank deposits and interest-bearing borrowings:

	Group			
	2007		2006	
	Effective interest rate %	HK$'000	Effective interest rate %	HK$'000
Short-term bank deposits	3.51	131,803	3.95	140,918
Bank loans	-	-	4.78	(18,990)
Bank overdraft	6.57	(19,172)	5.58	(12,935)
Net exposure		112,631		108,993

At 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit for the year and total equity by approximately HK$1,126,000 (2006: HK$1,090,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the interest-bearing financial instruments in existence at that date. The 100 basis points increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(b) Currency risk

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure and sales transactions denominated in currencies other than its functional currency. In addition, the Group also has foreign currency deposits and foreign currency borrowings that are exposed to currency risk. The currencies giving rise to this risk are primarily Renminbi and Euros.

The Group closely monitors the changes in foreign currency exchange rates, and hedging strategies will be adopted where appropriate. The Group did not adopt any hedging strategies during the year presented as currency risk was considered to be insignificant.

The Group's exposure to currency risk at the balance sheet date is summarised as follows:

	Group			
	2007		2006	
	Renminbi '000	Euros '000	Renminbi '000	Euros '000
Accounts receivable	3,299	-	2,111	-
Accounts payable	(1,007)	(31)	(531)	(55)
Cash and bank balances	2,933	-	5,494	-
Short term bank loan	-	-	(2,000)	-
Bank overdraft	(18,000)	-	(13,000)	-
Net exposure	(12,775)	(31)	(7,926)	(55)

The following table indicates the approximate changes in the Group's profit for the year (and retained profits) and total equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

	Group							
	2007				2006			
	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit for the year and retained profits HK$'000	Increase/ (decrease) in translation reserve HK$'000	Increase/ (decrease) in total equity HK$'000	Increase/ (decrease) in foreign exchange rates	Increase/ (decrease) in profit for the year and retained profits HK$'000	Increase/ (decrease) in translation reserve HK$'000	Increase/ (decrease) in total equity HK$'000
Renminbi	10 %	9	(1,380)	(1,371)	10 %	4	(793)	(789)
	(10 %)	(9)	1,380	1,371	(10 %)	(4)	793	789
Euros	10 %	(29)	-	(29)	10 %	(46)	-	(46)
	(10 %)	29	-	29	(10 %)	46	-	46

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for financial instruments in existence at that date; and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would not be materially affected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities' profit for the year and total equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

(c) Equity price risk

The Group has investments in shares of companies listed on the Stock Exchange of Hong Kong Limited which are classified as available-for-sale financial assets in the financial statements. These shares are mainly constituents of the Hang Seng Hong Kong Composite Index. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

At 31 December 2007, it is estimated that a 10% increase/decrease in Hang Seng Hong Kong Composite Index, with all other variables held constant, the Group's investment revaluation reserve and total equity would increase by approximately HK$33,158,000 and decrease by HK$45,624,000 (2006: increase of HK$33,208,000 and decrease of HK$49,653,000 respectively).

The sensitivity analysis has been determined assuming that the reasonably possible changes in the stock market index had occurred at the balance sheet date and had been applied to the available-for-sale financial assets in existence at that date. It is also assumed that the fair values of the Group's investments would change in accordance with the historical correlation with the relevant stock market index and that none of the Group's investments would be considered impaired as a result of a reasonably possible decrease in the relevant stock market index. The stated changes represent management's assessment of reasonably possible changes in the relevant stock market index over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(d) Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting its obligations associated with financial liabilities. The Group's objective in managing this risk is to maintain a balance between the continuity and the flexibility of funding through the use of bank loans and overdraft. In addition, banking facilities have been put in place for contingency purposes.

The following table details the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date on which the Group can be required to pay:

	Group					
	2007			2006		
	Accounts payable HK$'000	**Bank loans HK$'000**	**Bank overdraft HK$'000**	Accounts payable HK$'000	Bank loans HK$'000	Bank overdraft HK$'000
Within 1 year or on demand	**23,327**	-	**19,172**	37,266	2,805	12,935
More than 1 year but less than 2 years	-	-	-	-	797	-
More than 2 years but less than 5 years	-	-	-	-	17,532	-
Total contractual undiscounted cash flow	**23,327**	-	**19,172**	37,266	21,134	12,935
Carrying amount	**23,327**	-	**19,172**	37,266	18,990	12,935

(e) Credit risk

The Group's credit risk arises mainly from its bank deposits and accounts receivable. To mitigate the risk arising from banks, the Group places its deposits with a number of authorised financial institutions.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees or cash deposits as collateral from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of bank balances and accounts receivable after deducting any impairment allowance.

At the balance sheet date, there is no concentration of credit risk as the Group's five largest customers accounted for 26% (2006: 29%) of total accounts receivable balance only.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from accounts receivable are set out in note 13.

21. STAFF COSTS

	Group	
	2007	2006
	HK$'000	HK$'000
Staff costs (including directors' remuneration (note (a)))		
Wages and salaries	**384,313**	369,102
Unutilised leave pay	**1,935**	1,959
Pension costs – defined contribution plans	**14,875**	15,066
Less: Forfeited contributions	**(1,454)**	(2,971)
Net pension costs – defined contribution plans	**13,421**	12,095
Pension income – defined benefit plan (note 28)	**(8,197)**	(6,072)
	391,472	377,084

(a) Directors' remuneration

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

	2007 HK$'000	2006 HK$'000
Fees:		
Executive	-	-
Non-executive	**1,153**	1,100
Other emoluments:		
Salaries, allowances and benefits in kind	**443**	266
Retirement scheme contributions	**30**	15
Bonuses paid and payable	**146**	52
	1,772	1,433

The remuneration of the above Directors fell within the following band:

	2007	2006
HK$Nil – HK$1,000,000	**8**	8
	8	8

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2006 and 2007. As at the date of this Annual Report, Mr. Kuok was still waiving his said entitlements. Save from the aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$905,000 (2006: HK$800,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to approximately HK$248,000 (2006: HK$300,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2007.

No options were granted to Directors of the Company to acquire shares of the Company in 2006 and 2007.

The details of the remuneration of each of the Directors for the year ended 31 December 2007 are set out below:

Name of Director	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	Bonuses paid and payable HK$'000	Total HK$'000
Kuok Khoon Ean	–	–	–	–	–
Roberto V. Ongpin	100	–	–	–	100
Ronald J. Arculli	300	–	–	–	300
Khoo Kay Peng	100	–	–	–	100
Kuok Hui Kwong	–	443	30	146	619
Peter Lee Ting Chang	300	–	–	–	300
David Li Kwok Po	200	–	–	–	200
Robert Ng Chee Siong	41	–	–	–	41
David J. Pang	7	–	–	–	7
Wong Kai Man	105	–	–	–	105
	1,153	443	30	146	1,772

(b) Five highest paid individuals

The five highest paid individuals during the year include none (2006: none) of the Directors. Details of the remuneration of the five (2006: five) highest paid individuals are set out below:

	2007 HK$'000	2006 HK$'000
Salaries, allowances and benefits in kind	**9,286**	10,589
Retirement scheme contributions	**250**	285
Bonuses paid and payable	**2,405**	3,062
Compensation for loss of office	**2,575**	–
	14,516	13,936

The remuneration of the five (2006: five) highest paid individuals fell within the following bands:

	2007	2006
HK$2,000,001 – HK$2,500,000	**1**	1
HK$2,500,001 – HK$3,000,000	**2**	3
HK$3,000,001 – HK$3,500,000	**2**	1
	5	5

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

The Company has share option schemes. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors (2007: HK$100,000; 2006: HK$100,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2007: HK$100,000, 2006: HK$100,000; Remuneration Committee: 2007: HK$50,000, 2006: HK$50,000; Nomination Committee: 2007: HK$50,000, 2006: HK$50,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature.

22. OPERATING PROFIT

Operating profit is stated after charging and crediting:

	Group	
	2007	2006
	HK$'000	HK$'000
Charging		
Operating lease rentals on land and buildings	**18,409**	10,813
Loss on disposal of property, plant and equipment	**385**	186
Auditors' remuneration	**2,977**	2,582
Impairment of property, plant and equipment (note 5)	**–**	16,186
Crediting		
Dividend income from listed investments	**3,129**	2,778
Net rental income from investment properties	**19,357**	17,254

23. NET INTEREST INCOME/(EXPENSE)

	Group	
	2007	2006
	HK$'000	HK$'000
Interest income on bank deposits	**7,705**	5,297
Interest expense on bank loans and overdraft	**(1,697)**	(3,169)
	6,008	2,128

Bank loans and overdraft of the Group were wholly repayable within five years.

24. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which Group operates.

	Group	
	2007	2006
	HK$'000	HK$'000
Current income tax		
Hong Kong profits tax	**78,975**	73,031
Overseas taxation	**197**	644
Deferred income tax		
Deferred tax with respect to fair value gain on investment properties	**44,990**	10,021
Other deferred tax credits	**(5,415)**	(3,649)
	118,747	80,047

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Profit before income tax	**679,510**	427,475
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**118,914**	74,808
Income not subject to taxation	**(4,832)**	(4,526)
Recognition of previously unrecognised temporary difference	**(3,416)**	(774)
Effect of different taxation rates in other countries	**(1,922)**	(4,827)
Utilisation of previously unrecognised tax losses	**(632)**	(718)
Over provision in prior year	**(140)**	(199)
Temporary difference recognised on undistributed profit in associates	**(78)**	447
Tax losses not recognised	**6,015**	4,581
Expenses not deductible for taxation purposes	**4,550**	1,844
Withholding tax	**268**	485
Temporary difference not recognised	**20**	8,926
Income tax expense	**118,747**	80,047

25. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit of HK$548,084,000 (2006: HK$338,584,000) attributable to shareholders included profit of HK$326,625,000 (2006: HK$94,470,000) dealt with in the Company's own financial statements.

26. DIVIDENDS

(a) Dividends attributable to the year:

	Company	
	2007	2006
	HK$'000	HK$'000
Interim dividend paid, HK8 cents (2006: HK6 cents) per share	**124,876**	93,657
Final dividend proposed but not yet recognised, HK10 cents (2006: HK13 cents) per share	**156,095**	202,923
	280,971	296,580

(b) Dividends paid during the year:

	Company	
	2007	2006
	HK$'000	HK$'000
Interim dividend in respect of 2007, HK8 cents per share	**124,876**	-
Interim dividend in respect of 2006, HK6 cents per share	**-**	93,657
Final dividend in respect of 2006, HK13 cents per share	**202,923**	-
Final dividend in respect of 2005, HK10 cents per share	**-**	156,095
	327,799	249,752

27. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$548,084,000 (2006: HK$338,584,000) and 1,560,945,596 (2006: 1,560,945,596) shares in issue during the year.

As at 31 December 2007, there was no share options outstanding that enable the holders to subscribe for shares (2006: 6,793,000 shares) in the Company. The share options outstanding in 2006 could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were antidilutive for the year presented.

28. EMPLOYEE RETIREMENT SCHEMES

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the income statement so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the income statement in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 136% (2006: 133%) covered by plan assets held by the trustees.

Changes in the present value of the defined benefit obligations are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**279,674**	235,126
Current service cost	**12,769**	11,028
Interest cost	**10,271**	9,797
Contributions by plan participants	**3,782**	4,104
Actuarial losses	**40,561**	31,722
Benefits paid	**(23,595)**	(12,103)
At 31 December	**323,462**	279,674

Changes in the fair value of the plan assets are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
At 1 January	**373,104**	317,269
Expected return on plan assets	**25,855**	22,037
Actuarial gains	**61,710**	41,797
Contributions by plan participants	**3,782**	4,104
Benefits paid	**(23,595)**	(12,103)
At 31 December	**440,856**	373,104

The amounts recognised in the balance sheet are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Fair value of plan assets	**440,856**	373,104
Present value of funded obligations	**(323,462)**	(279,674)
	117,394	93,430
Unrecognised actuarial gains	**(69,586)**	(53,819)
Net asset	**47,808**	39,611

The amounts recognised in the income statement are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Current service cost	**12,769**	11,028
Interest cost	**10,271**	9,797
Expected return on plan assets	**(25,855)**	(22,037)
Net actuarial gains	**(5,382)**	(4,860)
Total income, included in staff costs (Note 21)	**(8,197)**	(6,072)

The plan assets are invested in unit trusts managed by independent investment managers. The approximate asset allocation as at the balance sheet date is as follows:

	Group	
	2007	2006
	%	%
Equity instruments	**71**	70
Debt instruments	**23**	25
Cash	**6**	5
	100	100

The expected rate of return on plan assets is based on market expectation, at the beginning of the period, for returns net of administration costs, over the entire life of the related obligations.

The plan has a benchmark asset mix of roughly 70% in equities and 30% in fixed-income securities or cash. Based on current market expectation of long-term returns, the Group has decided to adopt an expected rate of return of 7%.

The actual return on plan assets was HK$87,565,000 (2006: HK$63,834,000).

The principal actuarial assumptions were as follows:

	Group	
	2007	2006
	%	%
Discount rate	**3.40**	3.75
Expected rate of return on plan assets	**7.00**	7.00
Expected rate of future salary increases	**4.00**	4.00

Amounts for the current and previous two years are as follows:

	Group		
	2007	2006	2005
	HK$'000	HK$'000	HK$'000
Fair value of plan assets	**440,856**	373,104	317,269
Present value of defined benefit obligation	**(323,462)**	(279,674)	(235,126)
Surplus	**117,394**	93,430	82,143
Experience gains on plan assets	**61,710**	41,797	6,782
Experience losses on plan liabilities	**(29,180)**	(17,357)	(2,506)

Based on an actuarial valuation of the plan as at 1 July 2005, the Group was recommended by the actuary to suspend contribution to the DB scheme until 30 June 2008. The next actuarial valuation that will determine the level of the Group's future contribution will be conducted not later than 1 July 2008.

(b) MPF scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(c) Top-up scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

29. OPERATING LEASE COMMITMENTS

As at 31 December 2007, the Group had future minimum lease payment under non-cancelable operating leases for land and buildings as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Not later than one year	**18,060**	18,662
Later than one year but not later than five years	**14,883**	30,495
	32,943	49,157

30. CAPITAL COMMITMENTS

	Group	
	2007	2006
	HK$'000	HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**6,068**	3,627
Authorised, but not contracted for	**33,388**	24,242
	39,456	27,869

31. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations:

	Group	
	2007	2006
	HK$'000	HK$'000
Operating profit	**670,122**	419,557
Gain on disposal of available-for-sale financial assets	**(1,370)**	(13,680)
Fair value gain on investment properties	**(266,300)**	(40,070)
Depreciation and amortisation	**57,437**	65,609
Dividend income from listed investments	**(3,129)**	(2,778)
Loss on disposal of property, plant and equipment	**385**	186
Impairment of non-current assets	**-**	16,186
Pension income	**(8,197)**	(6,072)
Increase/(decrease) in amounts due to associates	**62**	(21)
Increase in amounts due from associates	**(31)**	(4)
Decrease in inventories	**6,176**	9,166
Decrease/(increase) in accounts receivable	**50,467**	(36,554)
Decrease in prepayments, deposits and other receivables	**604**	3,786
Increase in accounts payable and accrued liabilities	**2,847**	14,548
Increase/(decrease) in subscriptions in advance	**2,758**	(1,394)
Cash generated from operations	**511,831**	428,465

(b) Analysis of changes in financing during the year:

	Short-term Bank loans HK$'000	Long-term Bank loans HK$'000	Minority interests HK$'000
Balance at 1 January 2006	51,918	17,000	10,406
Non cash movements			
Share of profits	–	–	8,844
Exchange difference	72	–	82
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	–	–	(7,500)
Repayment of bank loans	(50,000)	–	–
Balance at 31 December 2006	1,990	17,000	11,832
Balance at 1 January 2007	**1,990**	**17,000**	**11,832**
Non cash movements			
Share of profits	–	–	**12,679**
Exchange difference	–	–	**(144)**
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	–	–	**(7,800)**
Repayment of bank loans	**(1,990)**	**(17,000)**	–
Balance at 31 December 2007	–	–	**16,567**

(c) Cash and bank balances

	Group		Company	
	2007 HK$'000	2006 HK$'000	**2007 HK$'000**	2006 HK$'000
Cash at bank and in hand	**125,882**	114,388	**609**	609
Short-term bank deposits	**131,803**	140,918	–	–
	257,685	255,306	**609**	609

32. SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2007 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	The British Virgin Islands	Ordinary US$1	–	100%	Property holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	-	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing (HK) Limited	Hong Kong	Ordinary HK$10,000	–	100%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Publication and advertising
SCMP Maxim Limited	Hong Kong	Ordinary HK$2	–	100%	Magazine publishing
SCMP.com Holdings Limited*	The British Virgin Islands	Ordinary US$1	100%	-	Investment holding
Shanghai Nan Hong Information Services Co., Ltd.	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,101,000	–	100%	Provision of consulting and advisory service
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	100%	Video and film post-production
West Side Assets Limited'	The British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Nominal value of issued share capital	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited'	Hong Kong	Ordinary HK$7,700,000	45%	Bookshop operation
The Post Publishing Public Company Limited'	Thailand	Ordinary Baht500,000,000	21.3%	Newspaper and magazine publishing

' *The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.*

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

33. RELATED PARTY TRANSACTIONS

During the year, the Group has entered into the following transactions with related parties:

Key management personnel compensation

	Group	
	2007	2006
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**22,068**	21,206
Post-employment benefits	**537**	576
	22,605	21,782

34. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 31 March 2008.

Five-year Financial Summary

SELECTED FINANCIAL DATA

(in HK$ millions, except per share amounts)	Year ended 31 December 2007	2006	2005	2004	2003
OPERATING RESULTS					
Revenue	**1,252**	1,213	1,120	1,375	1,280
Operating profit from principal activities	**398**	378	287	264	181
Fair value gain/(loss) on investment properties	**266**	40	50	18	(112)
Operating profit	**670**	420	306	363	47
Share of profits/ (losses) of associates and a jointly controlled entity	**3**	6	4	8	-
Income tax expense	**(119)**	(80)	(59)	(48)	(42)
Net profit attributable to shareholders	**548**	339	246	317	2
PER SHARE OF COMMON STOCK					
Operating profit from principal activities per share (in HK cents)	**25.48**	24.19	18.41	16.92	11.58
Basic earnings per share (in HK cents)	**35.11**	21.69	15.78	20.32	0.11
Diluted operating profit from principal activities per share (in HK cents)	**N/A**	N/A	N/A	N/A	N/A
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	N/A	N/A
Dividend per share (in HK cents)	**18.00**	19.00	15.00	15.00	6.00
Net asset value per share (in HK$)	**1.39**	1.21	1.10	1.08	0.94
FINANCIAL POSITION					
Property, plant and equipment	**534**	567	623	602	1,347
Total assets	**2,560**	2,293	2,138	2,207	1,986
Bank loans	**-**	(19)	(69)	(247)	(230)
Total liabilities	**(372)**	(398)	(407)	(509)	(516)
Net assets attributable to shareholders	**2,172**	1,883	1,721	1,685	1,470
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,560,945,596	1,560,945,596
KEY RATIOS					
Operating profit from principal activities to revenue	**32%**	31%	26%	19%	14%
Return on average equity	**27%**	19%	14%	20%	*
Return on average total assets	**23%**	15%	11%	15%	*
Gearing	**-**	-	-	-	5%
Current assets to current liabilities	**2.40**	2.16	1.71	1.58	2.26
FULL TIME EMPLOYEES	**1,032**	1,016	1,044	1,035	1,247

* *Represents a figure less than 1%.*

Corporate Information

Shareholder Information Online
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

Investor Relations
Perry Wu
(852) 2565 2380
perry.wu@scmp.com

Corporate Communications
Lydia Lee
(852) 2250 3130
lydia.lee@scmp.com

Company Secretary
Vera Leung
(852) 2680 8805
vera.leung@scmp.com

Career Opportunities
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to career@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
11 Bermudiana Road,
Pembroke HM08,
Bermuda

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton HM12,
Bermuda

Head Office and Principal Place of Business
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of
the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting will be held
on 26 May 2008 at 11:00 a.m.
at Island Ballroom A, Level 5,
Island Shangri-La Hotel, Pacific Place,
Supreme Court Road, Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Corporate Information

Other Businesses
Video-Film Productions Limited
8/F, Block C,
Seaview Estate,
2-8 Watson Road,
North Point,
Hong Kong
(852) 2508 3888

Capital Artists Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2510

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

Legal Advisers
Clifford Chance
29/F, Jardine House,
One Connaught Place,
Hong Kong

Deacons
5/F, Alexandra House,
18 Chater Road,
Central,
Hong Kong

Appleby
5511, The Center,
99 Queen's Road Central,
Central,
Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central, Hong Kong

Board of Directors
Executive Directors
Kuok Khoon Ean, Chairman
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin, Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Audit Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Remuneration Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

Nomination Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SCMP Group Limited
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 583)

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2008 at 11:00 a.m. is set out on pages 7 to 11 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

23 April 2008

* *For identification purpose only*

CONTENTS

Page

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Monday, 26 May 2008 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 7 to 11 of this circular
"Board"	the Board of Directors
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	18 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP Group Limited
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 583)

Directors:
Executive Directors
Kuok Khoon Ean *(Chairman)*
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

23 April 2008

To Shareholders

Dear Sir or Madam,

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposal to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

* *For identification purpose only*

2. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 28 May 2007, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to issue a maximum of 312,189,119 Shares.

Such general mandate, if approved by the Shareholders, will be effective during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

3. General Mandate to Repurchase Shares

At the last annual general meeting of the Company held on 28 May 2007, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

4. Re-election of Retiring Directors

In accordance with Bye-Law 99 of the Company's Bye-Laws, every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. If the number of Directors so retiring is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors who have been longest in office since their last election or re-election shall retire from office by rotation to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting.

The Hon. Ronald J. Arculli and Mr. Kuok Khoon Ean both were last re-elected in 2005. They will retire from office and are eligible for re-election at the Annual General Meeting. Both Mr. Arculli and Mr. Kuok offer themselves for re-election.

The Hon. Ronald J. Arculli is an Independent Non-executive Director of the Company. The Company has received an annual confirmation of independence from Mr. Arculli in accordance with Rule 3.13 of the Listing Rules. Mr. Arculli has served in this capacity for more than nine years. The Directors are of the opinion that Mr. Arculli has been and continues to be independent. In reaching their opinion of Mr. Arculli's independence, the Directors were satisfied that there are no relationships or circumstances which are likely to affect Mr. Arculli's judgement and any relationships or circumstances which could appear to do so were considered not material. The Directors recommend Shareholders to vote for the re-election of Mr. Arculli as an Independent Non-executive Director of the Company.

Mr. Roberto V. Ongpin was last re-elected in 2006, will retire from office in accordance with the Company's Bye-Law 99 and is eligible for re-election at the Annual General Meeting. Mr. Ongpin offers himself for re-election.

In addition, Dr. David J. Pang was appointed as a Non-executive Director of the Company on 6 December 2007. In accordance with Bye-Laws 102(B) of the Company's Bye-Laws, Dr. Pang shall hold office until the conclusion of the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting. Dr. Pang offers himself for re-election.

Shareholders are requested to consider and vote on the re-election of The Hon. Ronald J. Arculli, Mr. Kuok Khoon Ean, Mr. Roberto V. Ongpin and Dr. David J. Pang, separately and individually, under resolution 3 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 3 to this letter.

5. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2008 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolutions 6 to 8 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares which are proposed as ordinary resolutions.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 24 May 2008. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 4 to this letter.

6. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting: (i) to adopt the Audited Financial Statements and the Directors' Report and Auditor's Report; (ii) to approve the payment of a final dividend; (iii) to re-elect the retiring Directors; (iv) to authorise the Board to fix Directors' fee; (v) to re-appoint Auditor; (vi) to grant a general mandate to issue Shares; (vii) to grant a general mandate to repurchase Shares; and (viii) to grant a general mandate to add repurchased Shares to the share issue general mandate.

7. Additional Information

Enclosed with this circular is a copy of the 2007 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 583)

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditor's Report for the year ended 31 December 2007.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Mr. Kuok Khoon Ean as Executive Director

   (b) The Hon. Ronald J. Arculli as Independent Non-executive Director

   (c) Mr. Roberto V. Ongpin as Non-executive Director

   (d) Dr. David J. Pang as Non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 23 April 2008

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2007 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2007. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 1,155,061,308 Shares, representing approximately 74.00 per cent. of the total share capital of the Company in issue. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, Kerry Group Limited would (assuming that there is no change in relevant facts and circumstances) hold approximately 82.22 per cent. of the total share capital of the Company in issue. Such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but would reduce the number of Shares held by the public to less than 25%. The Directors have no present intention to repurchase Shares to such an extent which will result in the amount of Shares held by public being reduced to less than 25% of the total issued share capital of the Company.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 23 April 2008

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Tuesday, 20 May 2008 to Friday, 23 May 2008, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 23 April 2008 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 7 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Share Repurchase Proposal

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2007 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2007. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 1,155,061,308 Shares, representing approximately 74.00 per cent. of the total share capital of the Company in issue. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, Kerry Group Limited would (assuming that there is no change in relevant facts and circumstances) hold approximately 82.22 per cent. of the total share capital of the Company in issue. Such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but would reduce the number of Shares held by the public to less than 25%. The Directors have no present intention to repurchase Shares to such an extent which will result in the amount of Shares held by public being reduced to less than 25% of the total issued share capital of the Company.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

5. Share Repurchases Made by the Company

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

6. Share Price

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	Month	Highest Traded Price *(HK$)*	Lowest Traded Price *(HK$)*
2007	April	3.00	2.80
	May	3.32	3.00
	June	3.50	3.10
	July	3.20	2.80
	August	3.50	2.45
	September	2.81	2.58
	October	2.68	2.37
	November	2.55	2.16
	December	2.73	2.20
2008	January	2.75	2.68
	February *(Note)*	2.89	2.63
	March *(Note)*	–	–
	April (up to Latest Practicable Date) *(Note)*	–	–

Note:

The public float of the Company has fallen below 25%. Trading in the Shares was suspended as from 27 February 2008 and the Stock Exchange indicated that trading in the Shares will remain suspended until the 25% minimum public float is restored. Details of the public float arrangements have been disclosed in the Company's announcements dated 6 March 2008 and 15 April 2008.

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

1. Mr. Kuok Khoon Ean

Mr. Kuok Khoon Ean, aged 52, an Executive Director, joined the Board in October 1993 and was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is an executive director and chairman of the board of Shangri-La Asia Limited, which is an associate (as defined in the Listing Rules) of Kerry Group Limited and whose shares are listed on Hong Kong Stock Exchange and Singapore stock exchange. He is also a director of The Post Publishing Public Company Limited and Wilmar International Limited, listed in Thailand and Singapore, respectively. Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited which is listed in Hong Kong. Mr. Kuok is a graduate in Economics from Nottingham University, UK.

As at the Latest Practicable Date, Mr. Kuok was interested in 340,000 Shares within the meaning of the Securities and Futures Ordinance representing approximately 0.022% of the share capital of the Company in issue. Mr. Kuok has a written service contract in respect of his appointment as Executive Chairman of the Company. In the service contract, Mr. Kuok is entitled to a basic salary of HK$220,000 per month, housing allowances up to HK$150,000 per month and an annual discretionary bonus. The appointment has no specified term and the service contract may be determined by either the Company or Mr. Kuok with three months' notice. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Mr. Kuok informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2006 and 2007. As at the Latest Practicable Date, Mr. Kuok was still waiving his said entitlements. Under Bye-Law 99 of the Company, Mr. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Mr. Kuok is the brother of Ms. Kuok Hui Kwong, a Director of the Company. Other than the aforesaid, Mr. Kuok does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

2. The Hon. Ronald J. Arculli

The Hon. Ronald J. Arculli, GBS, CVO, OBE, JP, aged 69, an Independent Non-executive Director, joined the Board in June 1996. Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited (whose shares are listed on the Hong Kong Stock Exchange). He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is also an independent non-executive director of Hang Lung Properties Limited (whose shares are listed on the Hong Kong Stock Exchange) and Shanghai Century Acquisition Corporation (whose shares are listed on the American Stock Exchange). He is also a non-executive director of HKR International Limited, Hongkong Electric Holdings Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited. The shares of all the aforesaid companies are listed on the Hong Kong Stock Exchange.

As at the Latest Practicable Date, Mr. Arculli did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Arculli pursuant to which Mr. Arculli is appointed for a term commencing on 25 May 2005 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2007, Mr. Arculli was entitled to a Director's fee of HK$100,000 per annum and Director's emolument of HK$200,000 per annum for serving on the Audit Committee (HK$100,000), Remuneration Committee (HK$50,000) and Nomination Committee (HK$50,000) which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Mr. Arculli will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Arculli does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

3. Mr. Roberto V. Ongpin

Mr. Roberto V. Ongpin, aged 71, a Non-executive Director, joined the Board in October 1993 and was appointed Deputy Chairman in the same year. Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation and a director of Philex Mining Corporation, all of which are listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is an associate (as defined in the Listing Rules) of Kerry Group Limited, the ultimate holding company of the Company, and whose shares are listed on Hong Kong Stock Exchange and Singapore stock exchange. Mr. Ongpin is a director of E2-Capital (Holdings) Limited which is listed in Hong Kong. He is also Chairman of Eastern Telecommunications Philippines, Inc. (ETPI), Connectivity Unlimited Resource Enterprise, Inc. (CURE), La Flor de la Isabela and Alphaland Corporation and a director of Makati Shangri-la Hotel & Resort, Inc. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

As at the Latest Practicable Date, Mr. Ongpin did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Ongpin pursuant to which Mr. Ongpin is appointed for a term commencing on 25 May 2006 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the annual general meeting in 2009. In 2007, Mr. Ongpin was entitled to a Director's fee of HK$100,000 per annum which was fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Mr. Ongpin will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Ongpin does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

4. Dr. David J. Pang

Dr. David J. Pang, aged 64, a Non-executive Director, joined the Board in December 2007. Dr. Pang was appointed as director of Kerry Holdings Limited, a substantial shareholder of the Company, on 15 March 2007. Dr. Pang also serves on the board of Visa Inc. (whose shares are listed on the New York Stock Exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

As at the Latest Practicable Date, Dr. Pang did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Dr. Pang pursuant to which Dr. Pang is appointed for a term commencing on 6 December 2007 and ending at the conclusion of the Annual General Meeting. Dr. Pang will be entitled to a Director's fee of HK$100,000 per annum or such sum of director's fee to be fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under Bye-Law 99 of the Company, Dr. Pang will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Dr. Pang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

SCMP Group Limited
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

建議授予發行和購回股份之一般授權

及

股東週年大會通告

於本通函第7頁至第11頁載有召開SCMP集團有限公司將於二零零八年五月二十六日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該大會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零零八年四月二十三日

* *僅供識別*

目 錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零八年五月二十六日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第7頁至第11頁召開股東週年大會之通告
「董事會」	董事會
「公司細則」	本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則
「本公司」	SCMP集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零八年四月十八日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	現有生效之聯交所證券上市規則
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	已發行股份之持有人
「聯交所」	香港聯合交易所有限公司

「附屬公司」	指一間現時及不時根據香港公司條例(香港法例第32章)或百慕達公司法1981(經不時修訂)或該公司成立地點之當地公司法例、法令及/或條例之涵義之附屬公司
「收購守則」	香港公司收購及合併守則

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：

執行董事

郭孔演 *(主席)*

郭惠光

非執行董事

Roberto V. Ongpin *(副主席)*

邱繼炳博士

彭定中博士

獨立非執行董事

夏佳理

利定昌

李國寶爵士

黃啟民

註冊地址：

Canon's Court

22 Victoria Street

Hamilton, HM12

Bermuda

主要營業地點：

香港新界

大埔工業邨

大發街22號

南華早報中心

敬啟者：

建議授予發行和購回股份之一般授權
及
股東週年大會通告

1. 緒言

本函件旨在向股東提供有關提呈即將於股東週年大會建議通過授予董事發行和購回股份之一般授權的資料。本函件附件一載有股東週年大會通告。在該大會上，股東將被邀考慮及酌情通過有關授予董事發行和購回股份之一般授權之決議案，以及作為股東週年大會一般事項之若干其他決議案。

* *僅供識別*

2. 發行股份之一般授權

於二零零七年五月二十八日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權發行最多312,189,119股股份。

該一般授權(如獲股東批准)將在由通過該決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改該項決議案之日(以其中的最早日期為準)止的期間內有效。在股東如以下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

3. 購回股份之一般授權

於二零零七年五月二十八日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

4. 重新選舉退任之董事

按本公司之公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若須退任之董事人數少於當時董事人數的三分之一(或最接近三分之一的人數)，額外董事自其上次獲選或重選後而任期最長者須輪值退任，以填補不足，以使每年股東週年大會均有三分之一(或最接近三分之一)的董事輪值退任。

夏佳理先生及郭孔演先生均於二零零五年獲重選。彼等將任滿告退，並可於股東週年大會膺選連任。夏佳理先生及郭先生均願意膺選連任。

夏佳理先生為本公司的獨立非執行董事。本公司已收到夏佳理先生根據上市規則第3.13條所載指引每年確認其獨立性的確認函。夏佳理先生出任獨立非執行董事已超過九年。董事認為夏佳理先生為及將繼續為獨立人士。於確定夏佳理先生為獨立人士時，董事相信並無任何可能會影響夏佳理先生之判斷的關係或情況，而倘出現此種關係或情況，其影響亦並不重大。董事建議股東投票重選夏佳理先生為本公司的獨立非執行董事。

Roberto V. Ongpin先生於二零零六年獲重選；將根據本公司之公司細則第99條輪值退任，並可於股東週年大會膺選連任。Ongpin先生願意膺選連任。

此外，彭定中博士於二零零七年十二月六日獲委任為本公司之非執行董事。根據本公司之公司細則第102(B)條，彭博士之任期至股東週年大會結束後屆滿，並可於股東週年大會膺選連任。彭博士願意膺選連任。

謹請股東考慮及按大會通告第3項決議案分別及個別投票重新選舉夏佳理先生、郭孔演先生、Roberto V. Ongpin先生和彭定中博士為董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件三。

5. 股東週年大會

股東週年大會將於二零零八年五月二十六日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外,亦請股東考慮載於大會通告有關授予董事一般授權以發行及購回股份之第6項至第8項普通決議案。

無論　閣下能否出席股東週年大會,務請　閣下將隨附之代表委託書按其印列之指示填妥並交回本公司,地址為香港新界大埔工業邨大發街22號南華早報中心。填妥之代表委託書須於二零零八年五月二十四日(星期六)上午十一時前交回本公司。填妥及交回代表委託書後,　閣下仍可親自出席股東週年大會,並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利,載於本函件附錄四。

6. 推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益,並建議股東投票贊成將在股東週年大會上提呈之各項決議案:(i)採納經審核財務報告及董事會報告與核數師報告;(ii)通過派發末期股息;(iii)重選退任之董事;(iv)授權董事會釐訂董事酬金;(v)重新委聘核數師;(vi)授予一般性授權以發行股份;(vii)授予一般性授權以購回股份;(viii)授予一般性授權使發行股份之授權加上購回股份之數額。

7. 其他資料

茲隨本通函附上本公司二零零七年年報,請股東參考該年報所載之資料,以作出如何在股東週年大會上投票之決定。

此致　*股東台照*

主席
郭孔演
謹啟

二零零八年四月二十三日

SCMP Group Limited
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司股東週年大會謹訂於二零零八年五月二十六日(星期一)上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過派發末期股息。

3. 重新選舉下列退任之董事：

   (a) 郭孔演先生為執行董事

   (b) 夏佳理先生為獨立非執行董事

   (c) Roberto V. Ongpin先生為非執行董事

   (d) 彭定中博士為非執行董事

4. 授權董事會釐訂董事酬金。

5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「動議：

   (a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兌換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

* *僅供識別*

(b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股(按下文之定義)；或

(ii) 根據可兌換為股份之任何證券之條款行使兌換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，持有本公司其他股本證券，並有權獲配售有關股本證券的人士)按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議(惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排)。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「動議：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准將於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

8. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第6項及第7項決議案獲通過後，根據上文第6項決議案授予董事一般授權以配發、發行及處理本公司股本中之額外股份數額，將根據上文第7項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零八年四月二十三日

於本通告日期，董事會成員包括：
執行董事
郭孔演先生(主席)及郭惠光女士
非執行董事
Roberto V. Ongpin先生(副主席)、邱繼炳博士及彭定中博士
獨立非執行董事
夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表出席及投票，受委託代表無須為本公司股東。除本公司之公司細則另有規定外，以舉手方式表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前交回香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零八年五月二十日(星期二)至二零零八年五月二十三日(星期五)，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保合符資格收取擬派發之末期股息，並出席股東週年大會，所有過戶文件連同有關股票必須於二零零八年五月十九日(星期一)下午四時三十分前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室，辦理過戶登記手續。

(6) 務請股東細閱日期為二零零八年四月二十三日本公司致股東之通函，當中載有關於本通告所提呈之決議案的資料。

本説明文件是關於擬在股東週年大會上通過的第7項決議案，該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 股份購回建議

根據上市規則，本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設於股東週年大會前並無發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日(以其中的最早日期為準)止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及/或繳入盈餘賬支付。

此外，基於本公司截至二零零七年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日)的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況(與其於二零零七年十二月三十一日的狀況比較)產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況(與於最近期公佈的本公司經審核財務報告中披露的狀況比較)產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

4.　一般說明

董事(在作出一切合理查詢後及盡彼等所知)或其任何聯繫人士(如上市規則所釋義)，現時並無任何意願在股東通過該項決議案授予董事一般授權購回股份後向本公司出售任何股份。

董事已向聯交所作出承諾，只要情況許可，彼等將按照上市規則和百慕達適用的法律根據購回股份的授權行使本公司回購股份的權力。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出強制性收購建議的責任。

於最後實際可行日期，本公司獲通知Kerry Group Limited(透過其附屬公司及控制的公司)持有合共1,155,061,308股股份，佔本公司已發行股本總額約74.00%。倘若董事根據授權全面行使權力回購股份，假設有關之事實及情況不變，則Kerry Group Limited將持有本公司已發行股本總額約82.22%。該項權益之增加將不會引致須根據收購守則第26條提出強制性收購建議的責任，但將減少公眾人士持股數量至25%以下。董事目前並無意回購股份，致使公眾人士持股數量下降至本公司已發行股本總額之25%以下。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士(如上市規則所釋義)通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

5. 本公司作出之股份購回

本公司在最後實際可行日期前六個月內沒有(不論是否在聯交所)購回股份。

6. 股價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 *(港元)*	最低交易價 *(港元)*
二零零七	四月	3.00	2.80
	五月	3.32	3.00
	六月	3.50	3.10
	七月	3.20	2.80
	八月	3.50	2.45
	九月	2.81	2.58
	十月	2.68	2.37
	十一月	2.55	2.16
	十二月	2.73	2.20
二零零八	一月	2.75	2.68
	二月 *(附註)*	2.89	2.63
	三月 *(附註)*	–	–
	四月(直至最後實際可行日期) *(附註)*	–	–

附註：

本公司之公眾持股量已下跌至少於25%。股份已自二零零八年二月二十七日起暫停買賣，而聯交所指股份將繼續暫停買賣，直至恢復25%最低公眾持股量。公眾持股量的安排之詳情已於二零零八年三月六日及二零零八年四月十五日刊發之本公司公佈中披露。

建議於股東週年大會重新選舉之董事的簡歷和持有股份資料：

1. 郭孔演先生

郭孔演先生，五十二歲，執行董事。一九九三年十月加入董事會，於一九九八年一月獲委任為主席。郭先生於二零零零年一月擔任執行董事，於二零零零年八月出任執行主席。彼為本公司的最終控股公司Kerry Group Limited及主要股東Kerry Holdings Limited的董事。郭先生為香格里拉（亞洲）有限公司之執行董事及董事會主席（其為Kerry Group Limited之聯繫人（定義見上市規則），而其股份於聯交所及新加坡證券交易所上市）。彼亦擔任The Post Publishing Public Company Limited（在泰國上市）及Wilmar International Limited（在新加坡上市）的董事。郭先生亦為東亞銀行有限公司（在香港上市）的獨立非執行董事。郭先生畢業於英國Nottingham University經濟系。

於最後實際可行日期，就證券及期貨條例所指，郭先生持有340,000股本公司股份，佔本公司已發行股本約0.022%。郭先生有一份關於委任其為本公司執行主席之書面服務合同。按該服務合同，郭先生可獲得基本薪金每月220,000港元、房屋津貼每月最高150,000港元及每年酌情發放之花紅。該委任並無規定期限，服務合同可由本公司或郭先生以三個月通知終止。薪酬乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。郭先生已通知本公司，自二零零三年四月一日起，彼自動放棄其應收取之基本薪金及房屋津貼，直至另行通知本公司為止。於二零零六年及二零零七年，並無向郭先生酌情發放任何花紅。於最後實際可行日期，郭先生仍然繼續放棄上述權利。按本公司之公司細則第99條，郭先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

郭先生為本公司董事郭惠光女士之胞兄。除上述者外，郭先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

2. 夏佳理先生

夏佳理先生，GBS、CVO、OBE、太平紳士，六十九歲，獨立非執行董事。於一九九六年六月加入董事會。夏佳理先生為香港交易及結算所有限公司(其股份於聯交所上市)之獨立非執行主席。彼於二零零二年至二零零六年八月期間出任香港賽馬會之主席。夏佳理先生為執業律師，並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員，自一九九一年起，彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作。彼現為香港行政會議成員。夏佳理先生同時擔任恒隆地產有限公司(其股份於聯交所上市)及Shanghai Century Acquisition Corporation(其股份於美國證券交易所上市)的獨立非執行董事。彼亦擔任香港興業國際集團有限公司、香港電燈集團有限公司、和記港陸有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司的非執行董事，上述公司的股份均於聯交所上市。

於最後實際可行日期，就證券及期貨條例所指，夏佳理先生並無於本公司股份中擁有權益。本公司已向夏佳理先生出具委任函件，據此，夏佳理先生之任期由二零零五年五月二十五日(彼上一次獲重選為董事之日期)至股東週年大會結束。於二零零七年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，夏佳理先生有權收取董事袍金每年100,000港元，及為服務審核委員會(100,000港元)、薪酬委員會(50,000港元)及提名委員會(50,000港元)之酬金每年合共200,000港元。薪酬乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，夏佳理先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，夏佳理先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

3. **Roberto V. Ongpin先生**

Roberto V. Ongpin先生，七十一歲，非執行董事。一九九三年十月加入董事會，並於同年獲委任為副主席。Ongpin先生是PhilWeb Corporation及ISM Communications Corporation的主席，以及Philex Mining Corporation的董事，上述公司均為菲律賓上市公司。彼亦為香格里拉(亞洲)有限公司之非執行董事，其為Kerry Group Limited(本公司之最終控股公司)之聯繫人(定義見上市規則)，而其股份於聯交所及新加坡證券交易所上市。Ongpin先生為金匯投資(集團)有限公司(在香港上市)的董事。彼亦為Eastern Telecommunications Philippines, Inc. (ETPI)、Connectivity Unlimited Resource Enterprise, Inc. (CURE)、La Flor de la Isabela及Alphaland Corporation的主席，並為Makati Shangri-la Hotel & Resort, Inc.的董事。在一九七九年之前，Ongpin先生曾是亞洲最大會計及顧問公司之一的SGV集團之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。Ongpin先生持有哈佛商學院工商管理碩士學位，亦是一位執業會計師(菲律賓)。

於最後實際可行日期，就證券及期貨條例所指，Ongpin先生並無於本公司股份中擁有權益。本公司已向Ongpin先生出具委任函件，據此，Ongpin先生之任期由二零零六年五月二十五日(彼上一次獲重選為董事之日期)至二零零九年股東週年大會結束。於二零零七年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，Ongpin先生有權收取董事袍金每年100,000港元。薪酬乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，Ongpin先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，Ongpin先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

4. 彭定中博士

彭定中博士，六十四歲，非執行董事，於二零零七年十二月加入董事會。彭博士於二零零七年三月十五日獲委任為本公司主要股東Kerry Holdings Limited的董事。彭博士亦是Visa Inc.(其股份於紐約證券交易所上市)的董事。彼曾於跨國企業擔任環球商業管理之要職，並於北美及亞洲之大學講學。彭博士於二零零一年一月至二零零七年二月期間為香港機場管理局的行政總裁。於此之前，彼曾在企業集團杜邦公司工作，出任杜邦公司美國總公司副總裁，掌管杜邦集團全球非織造業務，並為杜邦集團大中華地區董事長。自一九八零年加入杜邦集團，彭博士曾出任杜邦集團不同業務的要職，而負責之區域覆蓋亞太、北美、歐洲及南美等地。

於最後實際可行日期，就證券及期貨條例所指，彭博士並無於本公司股份中擁有權益。本公司已向彭博士出具委任函件，據此，彭博士之任期由二零零七年十二月六日至股東週年大會結束。按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，彭博士將有權收取董事會釐定之每年100,000港元或其他數額之董事袍金。薪酬乃參照香港其他規模和業務性質類似的公司之董事酬金而釐定。按本公司之公司細則第99條，彭博士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，彭博士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈股東大會表決之決議案均以舉手方式表決，除非要求以投票方式表決(在宣佈以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時)。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表出席並持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的投票數目或比例，該記錄為決議案最終表決結果。

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 26 May 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditor's Report for the year ended 31 December 2007.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Mr. Kuok Khoon Ean as Executive Director

   (b) The Hon. Ronald J. Arculli as Independent Non-executive Director

   (c) Mr. Roberto V. Ongpin as Non-executive Director

   (d) Dr. David J. Pang as Non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 23 April 2008

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Tuesday, 20 May 2008 to Friday, 23 May 2008, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Monday, 19 May 2008 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 23 April 2008 which contains information concerning the resolutions to be proposed in this notice.

* *For identification purpose only*

"Please also refer to the published version of this announcement in SCMP"

END